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                                             As Filed Pursuant to Rule 424(b)(2)
                                             Registration No. 333-83239


PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED AUGUST 18, 1999

                                  $105,000,000

                               [GLOBALSTAR LOGO]

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
                                  COMMON STOCK
                           -------------------------
This is a public offering of up to $105,000,000 of shares of our common stock. We may offer and sell these shares from time to time in separate tranches pursuant to a common stock purchase agreement with Bear Stearns. The price Bear Stearns will pay us for these shares will be based on one of three formulas, which we will choose upon each decision to take down a tranche. We may choose to receive:

     - 97 1/2% of the arithmetic average of the closing bid prices,

     - 93% of the arithmetic average of the volume weighted average price, or

     - 100% of the lowest sale price (excluding sales not meeting certain criteria)

of our common stock, as reported by the Nasdaq National Market over the two trading days following our notice, subject to certain exceptions described herein. See "Prospectus Supplement--Plan of Distribution" beginning on page S-16 for more information. Bear Stearns will sell the shares on the Nasdaq National Market at prices available in the market or directly to purchasers at negotiated prices.

Each time we propose to sell a tranche of shares to Bear Stearns hereunder, we will supplement this prospectus to show:

     - the date of notice of take down of such tranche;

     - the number of shares proposed to be sold;

     - the amount of gross proceeds received by us from any prior sales hereunder as of the date of such supplement (excluding any proceeds from the proposed sale and before deducting the offering expenses, including the fee to be paid to Bear Stearns);

     - the remaining dollar amount of shares under this prospectus supplement after consummation of the proposed sale (assuming that these shares were sold to Bear Stearns based upon the last reported sale price of the common stock listed below); and

     - the last reported price of the common stock as of a recent date.

Our common stock is traded on the Nasdaq National Market under the symbol "GSTRF," and the last reported sale price of the common stock on September 15, 2000, was $11.50 per share.
                           -------------------------
SEE "RISK FACTORS" BEGINNING ON PAGE S-5 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

                            BEAR, STEARNS & CO. INC.

          The date of this prospectus supplement is September 18, 2000
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                         PROSPECTUS SUPPLEMENT SUMMARY

     You should read the entire prospectus supplement, our base prospectus dated August 18, 1999, our and Globalstar's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 included herewith and the other documents incorporated by reference before making an investment decision. The information in this prospectus supplement replaces any inconsistent information in the base prospectus and in our and Globalstar's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 included herewith. Globalstar Telecommunications Limited is referred to in this prospectus supplement as "we", "our", "us" or "GTL" and Globalstar, L.P. is referred to as "Globalstar."

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED

OUR COMPANY

     We are a general partner of Globalstar, which has recently commenced operations of its global telecommunications network. As of June 30, 2000, we owned approximately 39% of Globalstar's ordinary partnership interests and, after giving effect to the purchase of Globalstar's ordinary partnership interests with the proceeds from this offering, we will own approximately 41% of Globalstar's ordinary partnership interests (based upon an assumed average sale price to Bear Stearns of $11.00 per share of our common stock). We operate as a holding company to permit public equity ownership interest in Globalstar. Our sole asset consists of our partnership interests in Globalstar.

     Loral Space & Communications Ltd., one of the world's leading satellite companies, is one of the founders of, and, through a subsidiary, serves as the managing general partner of, Globalstar.

GLOBALSTAR

     Globalstar owns and operates a satellite constellation that forms the backbone of a global telecommunications network designed to serve virtually every populated area of the world. Globalstar's network, which we refer to as the Globalstar system, uses Qualcomm's patented CDMA technology to provide high-quality mobile and fixed telephone service to customers who live, work or travel beyond the reach of terrestrial-based communications networks. Qualcomm has agreed that Globalstar will be the only provider of mobile satellite services to which it will license its patented CDMA technology.

     Globalstar's service provider partners, who are experienced telecommunications companies, have launched, are launching or are preparing to launch, service in key markets worldwide. Globalstar and its service provider partners have also begun intensive marketing campaigns and are adopting multifaceted, locally oriented marketing strategies to serve their markets. Under Globalstar's agreements with its service providers, these partners are the exclusive providers of Globalstar service within their assigned territory and will retain their exclusivity as long as they meet minimum performance goals. Under these agreements, Globalstar acts as a wholesaler of capacity on its space segment to its service providers. Globalstar has assigned the largest service territories to its founding strategic partners, including a France Telecom Alcatel joint venture, Vodafone AirTouch, ChinaSat, Elsacom and Dacom.

     The Globalstar system commenced commercial service in the first quarter of 2000 when Globalstar began its transition from a development stage entity to an operating limited partnership. As of August 31, 2000, there were 20 gateways in revenue service, and three additional gateways have completed their system testing process, two of which are expected to be in revenue service during the third quarter of 2000. In addition, several existing gateways have been or are being upgraded to expand their coverage areas, bringing service to new

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territories and markets. These include large parts of Alaska, the northern
Atlantic sea lanes between North America and northern Europe, most of the Caribbean and the Sea of Japan.

     Globalstar service providers are now providing commercial service in 40 countries, including Argentina, Australia, Brazil, Canada, China, Mexico, South Korea, the United States and virtually all of western Europe. By the end of the fourth quarter 2000, Globalstar service providers plan to have commercial service available in approximately 60 additional countries, including Russia, Saudi Arabia, Scandinavia and Turkey.

     The Globalstar system is designed to offer a cost-effective communications solution for areas underserved or unserved by existing telecommunications infrastructures. Globalstar mobile phones are simple to use -- just like ordinary cellular telephones -- and are among the smallest, lightest and least expensive satellite phones currently available. These phones are multimode, functioning as cellular phones where terrestrial cellular service is available and as satellite phones where cellular service is not available. Globalstar phones provide this multimode capability without separate modules or plug-ins. Globalstar pay phones and fixed wireless phones for business and residential use provide basic telephone service in rural villages and at remote industrial and residential sites.

     Globalstar phones have familiar features such as phone book, voicemail, short messaging service, and, in some service areas, call forwarding. Commercial data service is expected to be available in North America later this year, and in Europe, Australia and other GSM territories in 2001. As of August 31, 2000, Globalstar's vendors Qualcomm, Ericsson and Telit had manufactured, collectively, approximately 120,000 Globalstar phones.

     Globalstar's utilization of Qualcomm's CDMA technology should enable it to swiftly adopt future improvements as this industry-leading wireless technology evolves. In addition, because the intelligence of the Globalstar system is located on the ground, future enhancements are easily implemented.

     As an example of this design flexibility, Globalstar recently concluded preliminary agreements with In-Flight Network, a joint venture between News Corporation and Rockwell Collins, to provide Internet and e-mail services to passengers in commercial and other aircraft. Under those agreements, Globalstar, In-Flight Network and Qualcomm will participate jointly in the development of a system that will provide broadband Internet access as well as e-mail and voice-over-IP applications directly to aircraft. In 2001, Globalstar expects to provide an independent two-way channel for Internet access, e-mail, downloading of data and other applications, supplemented by a very high bandwidth forward link over a geostationary satellite, capable of providing high volume content such as streaming video.

     Globalstar's full constellation of 52 satellites, including four in-orbit spares, is in orbit and functioning. Based on our experience to date, we expect Globalstar satellites to have a useful life of 10 years, rather than our original expectation of 7 1/2 years. The Globalstar satellites use a simple, traditional "bent pipe" design, amplifying and reflecting received signals directly back to earth, with no intersatellite links. Gateways owned and operated by Globalstar service providers then connect customer calls through the existing public telephone network. As a result, the Globalstar system will complement and extend, rather than bypass, the existing telephone network infrastructure. Globalstar believes its call quality is equal to, or better than, digital cellular connections.

     According to industry sources, more than 80% of the world's land mass is not covered by cellular service. Globastar believes, based on market research, that its addressable market -- those who live, work or regularly travel to areas underserved or unserved by existing telecommunications infrastructure and who desire and have the ability to pay for telephone service such as that offered by Globalstar -- is approximately 40 million potential customers. We expect that Globalstar's first generation system will have a system capacity of approximately 7 million subscribers, less than one fifth of Globalstar's potential addressable market. In fact, because of the limited spectrum available for use by mobile satellite services
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like Globalstar, the combined capacity of Globalstar and the other existing and announced mobile satellite service systems are capable of serving only a portion of this market.

     Globalstar's original consortium of 12 leading international telecommunications service providers and manufacturers has grown into an international organization with marketing channels in 125 countries and agreements with over 220 local service providers. Globalstar-supported cooperative advertising is creating brand awareness globally and within selected market segments, while sales channels are focused both on the mass market as well as targeted market segments, including:

     - government, including police, emergency and military users;

     - commercial freight and fishing vessels, cruise ships and recreational boats;

     - truck drivers and business travelers;

     - the forestry, mining, oil and gas and other natural resource industries;

     - wilderness guides and outdoor enthusiasts;

     - agribusiness;

     - commercial and private aircraft; and

     - utilities.

     Globalstar's service providers have an existing customer base of more than 100 million cellular customers from which they intend to identify for direct marketing efforts those who work in, or frequently travel to, or through, areas without cellular service.

     From July 1, 2000 through December 31, 2000, Globalstar expects to spend approximately $161 million for the enhancement of its system software, for the eight spare satellites being constructed by Space Systems/Loral, for development work completed but not paid at June 30, 2000, for repayment of vendor financing and for the net financing provided to Globalstar's service providers to assist in the purchase of gateways, fixed access terminals and handsets (net of expected receipts of $129 million from the service providers as repayment of such financing). In addition, cash interest, preferred dividends and operating costs are estimated to be between $100 million and $125 million per quarter for the remainder of 2000.

     Globalstar expects that its cash on hand ($463 million at June 30, 2000), the drawdown of all its remaining available credit (approximately $29 million at June 30, 2000), and, assuming this offering is completed this year, the expected proceeds from this offering, will enable it to end 2000 with a cash balance of approximately $150 million. Globalstar will require significant additional funds to cover its cash outflows for 2001, which it expects will include operating expenses, interest on indebtedness and dividends on preferred stock of as much as $500 million, as well as capital expenditures and other cash requirements. The amount of such additional funds will depend, among other things, upon the amount and timing of revenues generated. We cannot assure you of the amount of revenues that will be generated or of the accuracy of the amounts estimated above.

     Globalstar is contemplating raising additional funds through, among other alternatives, equity infusions from its strategic partners; there is no assurance that it will be able to do so on satisfactory terms or at all. If Globalstar is not able to raise sufficient funds, the lack of funds may result in a default on its debt facilities. If Globalstar cannot obtain waivers or otherwise cure such default, there could be a severe adverse effect on the value of our shareholders' equity. See "Risk Factors" beginning on page S-5 herein and "Liquidity and Capital Resources" in our and Globalstar's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 attached hereto.

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     Globalstar's $500 million credit agreement contains a financial condition covenant which comes into effect on March 31, 2001, and requires, among other things, that Globalstar have revenues of $100 million for the four quarters ending March 31, 2001. Globalstar's revenues for the first of these four quarters, the quarter ended June 30, 2000, were $708,000. Given the level of revenues in the quarter ended June 30, 2000, Globalstar anticipates that the growth in revenues during the subsequent three quarters will not be sufficient to meet the $100 million revenue covenant. If Globalstar cannot satisfy this covenant or obtain waivers or amendments from a majority of the bank lenders or fulfill the $500 million obligation in a form satisfactory to all the bank lenders, Globalstar would be in default under its debt facilities (including vendor financing) and Globalstar's lenders and bondholders would have the right to accelerate payment of their loans to Globalstar. If Globalstar is not able to obtain waivers or refinance such debt, there could be a severe adverse effect on the value of our shareholders' equity. Loral SatCom Ltd. and Loral Satellite, Inc., directly and indirectly wholly owned subsidiaries of Loral Space & Communications, Ltd., have jointly and severally guaranteed Globalstar's obligations under this credit agreement. See "Risk Factors" beginning on page S-5 herein and "Liquidity and Capital Resources" in our and Globalstar's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 attached hereto.

                                  THE OFFERING

     We may offer up to $105,000,000 of shares of our common stock under this prospectus supplement pursuant to our common stock purchase agreement with Bear Stearns. Under this purchase agreement, upon satisfaction of certain conditions, we may exercise our right to sell a tranche of common stock to Bear Stearns by giving notice to Bear Stearns by 5:30 p.m. on any trading day. However, we may not issue notices on consecutive trading days or after September 17, 2001. Each sale of our common stock to Bear Stearns will typically take place on the third trading day after we give notice. See "Plan of Distribution" herein for a more detailed description of certain terms of this offering.

     Assuming that we sell to Bear Stearns all of the shares of our common stock that are permitted to be sold under the purchase agreement and that the average sale price to Bear Stearns is $11.00 per share, the number of shares of our common stock that would be outstanding after this offering would be 106,457,195. The number of shares outstanding after this offering is based on the common stock outstanding on June 30, 2000 and does not include shares of our common stock issuable upon exercise of options and warrants and upon conversion of our convertible preferred stock.

     We will use the net proceeds from this offering to purchase ordinary partnership interests in Globalstar.

     We may offer shares under this prospectus supplement on a continuous basis under Rule 415 of the Securities Act.

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                                  RISK FACTORS

     You should carefully consider the following risks before you decide to buy our common stock. An investment in our common stock also entails additional risks which are described in our and Globalstar's Annual Report on Form 10-K for the year ended December 31, 1999 and are incorporated by reference in this prospectus, in the base prospectus and in our and Globalstar's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 included herewith, to the extent they have not been updated by the information provided to you in this section.

THE GLOBALSTAR SYSTEM ONLY RECENTLY COMMENCED OPERATIONS, AND CUSTOMER DEMAND FOR THE SERVICE HAS EMERGED MORE SLOWLY THAN WE ORIGINALLY ANTICIPATED, RESULTING IN LOWER THAN ANTICIPATED REVENUES. FAILURE TO OBTAIN SUFFICIENT REVENUES COULD RESULT IN DEFAULT UNDER GLOBALSTAR'S DEBT FACILITIES.

     Telephone systems using low-earth orbit satellites are a new business that has not yet succeeded in the marketplace. Globalstar commenced commercial operations in the first quarter of 2000 and has yet to generate significant subscriber revenues, despite being in service in parts of the world for more than six months. For the six month period ended June 30, 2000, Globalstar had approximately $1.3 million of revenues. Globalstar's market penetration rates, minutes of use and resulting revenues have been significantly less than its management's original expectations. Roll-out of commercial service in countries has also been slower than expected. Globalstar believes that it is too early in the service roll-out to discern any trend or pattern in minutes of use and resulting revenues that would be indicative of future results. There can be no assurance that Globalstar will be able to rapidly and significantly improve its market penetration rates and revenues from current levels to a level sufficient to fund Globalstar's future cash requirements, including cash requirements to service its debt. If Globalstar is unable to obtain sufficient funds to pay for its debt service, Globalstar would be in default under its debt facilities and there could be a severe adverse effect on the value of our shareholders' equity. See "Liquidity and Capital Resources" in our and Globalstar's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 attached hereto.

     The first company to launch service in this industry, Iridium L.L.C., filed for bankruptcy in August 1999. Iridium terminated commercial service in March 2000, although it is currently providing service to its customers at no charge.

GLOBALSTAR MUST ACHIEVE SIGNIFICANT REVENUES QUICKLY IN ORDER TO MEET A FINANCIAL COVENANT THAT WILL COME INTO EFFECT IN MARCH 2001.

     Globalstar's $500 million credit agreement contains various financial condition covenants, one of which comes into effect on March 31, 2001. This covenant would require, among other things, that Globalstar have revenues of $100 million for the four quarters ending March 31, 2001. Globalstar's revenues for the first of these four quarters, the quarter ended June 30, 2000, were $708,000. Given the level of revenues in the quarter ended June 30, 2000, Globalstar anticipates that the growth in revenues during the subsequent three quarters will not be sufficient to meet the $100 million revenue covenant.

     If Globalstar cannot satisfy this covenant, obtain waivers or amendments from a majority of the bank lenders, or fulfill the $500 million obligation in a form satisfactory to all the bank lenders, Globalstar would be in default under its debt facilities (including vendor financing) and Globalstar's lenders and bondholders would have the right to accelerate payment of their loans to Globalstar. If Globalstar is not able to obtain waivers or refinance such debt, there could be a severe adverse effect on the value of our shareholders' equity. Loral SatCom Ltd. and Loral Satellite, Inc., directly and indirectly wholly owned subsidiaries of Loral Space &

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Communications Ltd., have jointly and severally guaranteed Globalstar's obligations under this credit agreement.

GLOBALSTAR WILL INCUR ADDITIONAL SYSTEM COSTS AND WILL REQUIRE SIGNIFICANT ADDITIONAL FUNDS.

     From July 1, 2000, through December 31, 2000, Globalstar expects to spend approximately $161 million for the enhancement of its system software, for the eight spare satellites being constructed by Space Systems/Loral, for development work completed but not paid at June 30, 2000, for repayment of vendor financing and for the financing provided to Globalstar's service providers to assist in the purchase of gateways, fixed access terminals and handsets (net of expected receipts of $129 million from the service providers as repayment of such financing). In addition, cash interest, preferred dividends and operating costs are estimated to be between $100 million and $125 million per quarter for the remainder of 2000.

     Globalstar expects that its cash on hand ($463 million at June 30, 2000), the drawdown of all its remaining available credit (approximately $29 million at June 29, 2000), and, assuming this offering is completed this year, the expected proceeds from this offering, will enable it to end 2000 with a cash balance of approximately $150 million. Globalstar will require significant additional funds to cover its cash outflows for 2001, which it expects will include operating expenses, interest on indebtedness and dividends on preferred stock of as much as $500 million, as well as capital expenditures and other cash requirements. The amount of such additional funds will depend, among other things, upon the amount and timing of revenues generated. We cannot assure you of the amount of revenues that will be generated or of the accuracy of the amounts estimated above.

     Globalstar is contemplating raising additional funds through, among other alternatives, equity infusions from its strategic partners; there is no assurance that it will be able to do so on satisfactory terms or at all. If Globalstar is not able to raise sufficient funds, the lack of funds may result in a default on its debt facilities. If Globalstar cannot obtain waivers or otherwise cure such default, there could be a severe adverse effect on the value of our shareholders' equity.

     Globalstar also has secured from SS/L twelve and eighteen month options to purchase two additional Delta launch vehicles. The total future commitment for these launch vehicles is approximately $82 million plus escalation of 3% per year. If these launch vehicles are not used by the end of 2003, Globalstar will incur a termination charge of approximately $19 million.

LOCKHEED MARTIN IS DISPUTING GLOBALSTAR'S RIGHT TO ISSUE IT A $150 MILLION SUBORDINATED NOTE IN SATISFACTION OF PAYMENTS MADE UNDER A GUARANTY.

     On June 30, 2000, Globalstar's $250 million credit facility with The Chase Manhattan Bank, which was fully drawn, matured, and was thereupon repaid in full by its guarantors, including Lockheed Martin Corporation. Pursuant to the relevant agreements entered into in 1996, Globalstar issued to all the guarantors three-year notes in proportion to the principal amount of the credit facility guarantees.

     Lockheed Martin, however, has rejected the notes it received and is instead asking Globalstar to issue new securities with additional rights and enhanced value, without waiving its claim that it is entitled to receive an immediate cash reimbursement by Globalstar of its $150 million payment to the bank lenders. Globalstar disputes Lockheed Martin's interpretation of the relevant agreements, but is, nonetheless, in discussions with Lockheed Martin to resolve the dispute.

     If the dispute is not resolved, we cannot be sure that if the matter were litigated the court would agree with Globalstar's interpretation of the agreements. Moreover, if as a result of this dispute, a holder of Globalstar public bonds claimed a cross default under the applicable

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indentures, and a court ruled against Globalstar, the maturity date of the bonds would be accelerated. Management believes, however, that a court would agree with Globalstar's interpretation of the relevant agreements.

GLOBALSTAR FACES INTENSE COMPETITION FROM BOTH DIRECT AND INDIRECT COMPETITORS, AND ADDITIONAL DIRECT COMPETITORS PLAN TO ENTER THE MARKET SOON.

     ICO Global Communications has proposed a similar worldwide system and has filed a request with the Federal Communications Commission to operate in the United States in a different frequency band than that used by Globalstar. ICO Global has emerged from its bankruptcy proceedings with reduced debt obligations, pursuant to a financing package from a group led by Craig McCaw, which makes it more likely that ICO Global will complete its system and compete with Globalstar in the future.

     If Constellation Communications, Inc. and Mobile Communications Holdings, Inc., which have held licenses from the Federal Communications Commission since July 1997, attract financing, build their systems and begin operations, they will become direct competitors as well. If Iridium receives additional financing and resumes commercial service, it will also become a direct competitor.

     In addition to competing for investment capital, subscribers and service providers in markets all over the world, the mobile satellite services systems, including Globalstar, also compete with each other for the limited spectrum available for mobile satellite services operations. CDMA systems such as Globalstar, Constellation and Mobile Communications Holdings permit multiple systems to operate within the same frequency band. To the extent that Globalstar is required to share this frequency band with these other systems or with foreign systems, Globalstar's available capacity will be reduced.

     Existing fixed satellite systems, including those of American Mobile Satellite Corporation, Comsat Corporation's Planet-1, PT Asia Cellular Satellites and Inmarsat, and proposed systems, such as Thuraya Satellite Telecommunications Company, also provide, or intend to provide, competing service on a regional basis at potentially lower costs.

     Technological advances and a continuing trend toward strategic alliances in the telecommunications industry could give rise to significant new competitors.

     Satellite-based telecommunications systems are characterized by high up-front costs and relatively low operating costs. Several systems are being proposed, and, while the proponents of these systems believe that there will be significant demand for their services, actual demand will not become known until such systems are operational. If the capacity of Globalstar and competing systems exceeds demand, price competition could be intense.

NEW TECHNOLOGIES AND THE EXPANSION OF LAND-BASED SYSTEMS MAY REDUCE DEMAND FOR GLOBALSTAR'S SERVICE.

     The extension of land-based telecommunications services to regions currently underserved or not served by wireline or cellular services may reduce demand for Globalstar service in those regions. These land-based telecommunications services are being built more quickly than Globalstar originally anticipated, which has contributed to lessened demand for Globalstar's service.

     Globalstar may also face competition in the future from companies using new technologies and new satellite systems. The space and communications industries are subject to rapid advances and innovations in technology. New technology could render Globalstar obsolete or less competitive by satisfying consumer demand in more attractive ways or through the introduction of incompatible standards. In addition, Globalstar depends on technologies

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developed by third parties, and we cannot be certain that these technologies will continue to be available to Globalstar on a timely basis or on reasonable terms.

THE RIGHT OF SHAREHOLDERS UNDER BERMUDA LAW ARE DIFFERENT FROM THE RIGHTS OF SHAREHOLDERS UNDER U.S. LAW.

     Since we are a Bermuda company, the principles of law that govern shareholder rights, the validity of corporate procedures and other matters are different from those that would apply if we were a U.S. company. For example, it is not certain whether a Bermuda court would enforce liabilities against us or our officers and directors based upon United States securities law either in an original action in Bermuda or under a United States judgment. Bermuda law giving shareholders rights to sue directors is less developed than in the United States and may provide fewer rights.

PRICES OF OUR COMMON STOCK MAY BE VOLATILE.

     Many things that we cannot predict or control may affect the price of our common stock. Risks associated with the operation of satellite systems, in particular, may cause sudden changes in the price.

     In addition, the stock markets in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may seriously impact the market price of our common stock, regardless of our actual operating performance.

HOLDERS OR OUR COMMON STOCK MAY BE DILUTED BY FUTURE STOCK ISSUANCES.

     As of June 30, 2000, 96,911,740 shares of our common stock were outstanding. In addition:

     - Globalstar partners have the right, exercisable over a period of years following the beginning of Globalstar service and two consecutive quarters of positive net income, to exchange their outstanding ordinary partnership interests for approximately 154 million shares of our common stock.

     - holders of outstanding warrants issued in connection with Globalstar's
       11 3/8% senior notes have the right to exercise them for 3,810,469 shares of our common stock at an exercise price of $17.394 per share;

     - in connection with their guarantee of Globalstar's $500 million credit facility, Loral has warrants to purchase an aggregate of 3,450,000 Globalstar partnership interests (equivalent to approximately 13,800,000 shares of our common stock) at an exercise price of $91.00 per partnership interest (equivalent to $22.75 per share of our common stock);

     - in connection with its provision of approximately $531 million of vendor financing to Globalstar, Qualcomm has warrants to purchase an aggregate of 3,450,000 Globalstar partnership interests (equivalent to approximately 13,800,000 shares of our common stock) at an exercise price of $42.25 per partnership interest (equivalent to $10.56 per share of common stock);

     - Globalstar employees and directors have options to buy 8,415,800 shares of our common stock, at exercise prices ranging from $4.16 to $31.41 per share;

     - under our stock option plan, we may in the future grant employees' options to purchase as many as 1,487,300 shares of our common stock;

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     - in connection with service provider arrangements in China under which
       China Telecommunications Broadcast Satellite Corporation has agreed to act as the sole distributor of Globalstar service in China, China Telecom has an option to acquire 937,500 Globalstar partnership interests (equivalent to 3,750,000 shares of our common stock) for $18,750,000; and

     - 4,396,295 shares of our Series A preferred stock are outstanding and are convertible into 9,451,837 shares of our common stock and 2,999,990 shares of our Series B preferred stock are outstanding and are convertible into 5,778,791 shares of our common stock.

     Moreover, we are currently in discussion to sell additional shares of our common stock to certain of Globalstar's partners. Sales of significant amounts of our common stock to the public, or the perception that those sales could happen, could adversely affect the price of our common stock.

                           FORWARD-LOOKING STATEMENTS

     Some statements and information contained or incorporated by reference in this prospectus supplement and the base prospectus are not historical facts, but are "forward-looking statements", as this term is defined in the Private Securities Litigation Reform Act of 1995. We wish to caution you that these forward looking statements are only predictions, and actual events or results may differ materially as a result of risks that we face, including those set forth in this prospectus supplement and the base prospectus under "Risk Factors" or incorporated therein by reference. When we or Globalstar use the words "believe", "intend", "expect", "may", "will", "should", "anticipate" or their negatives, or similar expressions, the statements which include those words are usually forward-looking statement. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements.

                                USE OF PROCEEDS

     We will use the net proceeds from this offering to purchase ordinary partnership interests in Globalstar. Globalstar, in turn, will use these proceeds for general corporate purposes, including capital expenditures, operations (including marketing and distribution of phones and services) and interest expense.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "GSTRF." The following table lists, for the periods indicated, the range of high and low sales prices for our common stock as reported on the Nasdaq National Market. The sale prices for the common stock have been adjusted to reflect the two-for-one stock split we issued on June 8, 1998, to shareholders of record as of May 29, 1998 and the two-for-one stock split we issued on May 28, 1997 to shareholders of record as of May 12, 1997.

                                                              HIGH         LOW
                                                              ----         ---
1997
  First Quarter.............................................  $ 17 13/16   $12 1/2
  Second Quarter............................................  $ 16 3/4     $11 7/8
  Third Quarter.............................................  $ 26 3/4     $13 1/2
  Fourth Quarter............................................  $ 29 3/4     $19 1/2
1998
  First Quarter.............................................  $ 37 1/8     $19
  Second Quarter............................................  $ 36 1/8     $25 3/4
  Third Quarter.............................................  $ 28 1/8     $ 9 5/8
  Fourth Quarter............................................  $ 22 1/8     $ 8 5/16
1999
  First Quarter.............................................  $ 24 1/2     $12 5/8
  Second Quarter............................................  $ 24 1/2     $13 1/2
  Third Quarter.............................................  $ 33         $20 1/2
  Fourth Quarter............................................  $ 49 1/2     $19
2000
  First Quarter.............................................  $ 53 3/4     $12 13/16
  Second Quarter............................................  $ 15 3/4     $ 5 13/16
  Third Quarter (through September 15, 2000)................  $ 12 1/4     $ 7 1/8

                                 CAPITALIZATION

     The following table sets forth the cash and cash equivalents and capitalization of GTL and Globalstar as of June 30, 2000 on an unaudited historical basis.

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              JUNE 30, 2000
                                                              -------------
Shareholders' equity:
  Preference shares, $.01 par value, 20,000,000 shares
    authorized:
    8% Series A convertible redeemable preferred stock
     (4,396,295 shares outstanding, $220 million redemption
     value).................................................   $  213,393
    9% Series B convertible redeemable preferred stock
     (2,999,990 shares outstanding, $150 million redemption
     value).................................................      145,574
  Common stock, $1.00 par value, 600,000,000 shares
    authorized (96,911,740 shares outstanding)..............       96,912
  Paid-in-capital...........................................    1,001,132
  Warrants..................................................       11,268
  Accumulated deficit.......................................     (370,684)
                                                               ----------
         Total shareholders' equity and capitalization......   $1,097,595
                                                               ==========

                                GLOBALSTAR, L.P.
                (IN THOUSANDS, EXCEPT PARTNERSHIP INTEREST DATA)

                                                              JUNE 30, 2000
                                                              -------------
Cash and cash equivalents(1)................................   $  463,486
                                                               ==========
Vendor financing liability, including current portion(2)....   $  758,824
Revolving credit facility...................................      100,000
Term loans payable, including current portion...............      400,000
Notes payable(3)............................................      206,300
Notes payable to affiliates(3)..............................       43,700
Senior notes ($1,450,000 aggregate principal amount)........    1,403,388
Partners' capital:
    8% Series A convertible redeemable preferred partnership
     interests (4,396,295 interests outstanding, $220
     million redemption value)..............................      213,393
    9% Series B convertible redeemable preferred partnership
     interests (2,999,990 interests outstanding, $150
     million redemption value)..............................      145,574
    Ordinary partnership interests (61,861,714 interests
     outstanding)...........................................      336,410
    Unearned compensation(4)................................       (1,773)
    Warrants(5).............................................      215,388
                                                               ----------
         Total partners' capital............................      908,992
                                                               ----------
         Total capitalization...............................   $3,821,204
                                                               ==========

-------------------------
(1) Includes restricted cash of $49 million, consisting of payments received from service providers for the purchase of gateways.
(2) See Note 6 of Globalstar's consolidated financial statements for the year ended December 31, 1999 incorporated by reference and Note 5 of Globalstar's condensed consolidated financial statements for the period ended June 30, 2000, included herewith.
(3) See Note 6 of Globalstar's condensed consolidated financial statements for the period ended June 30, 2000, included herewith.
(4) See Note 11 of Globalstar's consolidated financial statements for the year ended December 31, 1999, incorporated by reference.
(5) See Notes 6, 7 and 9 of Globalstar's consolidated financial statements for the year ended December 31, 1999 incorporated by reference and Note 5 of Globalstar's condensed consolidated financial statements for the period ended June 30, 2000, included herewith.

                                    TAXATION

     This summary of certain tax considerations is based upon current (as of the date of this prospectus) laws, treaties, cases, regulations and rulings, all of which are subject to change, possibly with retroactive effect. It does not consider all the tax issues that might be relevant to an investor or that depend upon an investor's particular circumstances.

     Prospective investors should consult their own professional advisors about the tax consequences of acquiring, holding and disposing of the common stock under the laws of the jurisdictions in which they are subject to taxation.

     The legal conclusions set forth below in the discussion of U.S. tax law are the opinions of Willkie Farr & Gallagher, our U.S. counsel. The summary of certain Bermuda tax consequences is the opinion of Appleby, Spurling & Kempe, our Bermuda counsel.

UNITED STATES TAX CONSIDERATIONS

     Taxation of United States Holders. This section discusses certain rules applicable to a holder of stock that is a United States Holder. For purposes of this discussion, a "United States Holder" means a holder of stock who or which is

     - an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,

     - a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof (including the States and the District of Columbia),

     - an estate or trust described in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code"), or

     - a person whose worldwide income or gain is otherwise subject to U.S. federal income taxation on a net income basis.

     Certain U.S. federal income tax consequences relevant to a holder of stock other than a United States Holder (a "non-U.S. Holder") are discussed separately below.

     A dividend payment on the stock will be taxable as ordinary dividend income to the extent it is paid out of our current or accumulated earnings and profits. Payments in excess of earnings and profits will be treated as a tax-free return of capital to the extent of the United States Holder's tax basis in the stock. These payments will reduce the tax basis at which the stock is held; payments in excess of tax basis will be treated in the same manner as gains arising from a sale or other disposition of the stock, as discussed below.

     Because we are a foreign corporation, the dividend payments will not be eligible for the inter-corporate dividends-received deduction. Holders should consult their U.S. tax advisors regarding the U.S. foreign tax credit treatment of dividends received from us.

     Subject to the discussion below on passive foreign investment companies ("PFICs") and assuming the United States Holder holds the stock as a capital asset, any gain or loss recognized by a United States Holder on the sale or other disposition (other than a redemption by us) of stock will be capital gain or loss. Such capital gain or loss will be long-term or short-term depending on the holding period for the stock. A United States Holder will also generally recognize capital gain or loss upon a redemption of stock for cash, provided that certain requirements are met.

     Special rules apply to the taxation of a U.S. shareholder in a PFIC. A PFIC is a foreign corporation (1) 75% or more of whose income is passive or (2) 50% or more of whose assets produce or are held to produce passive income. We believe that we have not been a PFIC and will not become one. We continue to earn, through Globalstar, sufficient active income to avoid PFIC status. However, Globalstar may earn passive income such as interest on working capital and royalties on certain intangibles. Furthermore, the extent and timing of Globalstar's active business income cannot be predicted with certainty.

     If we were a PFIC, unless a United States Holder of our stock made the QEF election described below, he would be subject to a tax-deferral charge on gain on a disposition of such stock and on certain "excess distributions" received from us. In addition, any such gains or excess distributions would be taxable at ordinary income rates.

     If a United States Holder makes the qualified electing fund ("QEF") election, he will be required to include in his taxable income his pro rata share of our ordinary earnings and net capital gain for each taxable year (regardless of when or whether cash attributable to such income is actually distributed to such shareholder by us). If the United States Holder makes a QEF election, the tax-deferral charge and ordinary income rules described in the preceding paragraph will not apply. Actual distributions out of amounts so included in income will not be taxable to the shareholder. A United States Holder's tax basis in its shares of stock will be increased by the amount so included and decreased by the amount of nontaxable distributions. A United States Holder making a QEF election may also elect to defer the payment of tax on certain undistributed income of the PFIC (subject to an interest charge) until such time as the income is distributed or the holder sells the stock.

     The QEF election is effective only if we make certain required information available to the United States Holders. In the event we are characterized as a PFIC for federal income tax purposes, we will undertake to provide each United States Holder with the information needed to make a QEF election and to determine the pro rata share of our ordinary earnings and net capital gain applicable to our stock.

     A U.S. shareholder that holds "marketable" stock in a PFIC may, in lieu of making a QEF election, avoid certain unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. If a United States Holder has stock which is marketable, then such United States Holder may be eligible to be taxed on a mark-to-market basis with regard to such stock. If such United States Holder so elected, he would be taxed on changes in market value of the stock from year to year, whether or not he actually sold such stock. A United States Holder that makes the mark-to-market election will be required to include in income each year as ordinary income an amount equal to the excess, if any, of the fair market value of the stock at the close of the year over the United States Holder's adjusted tax basis in such stock. If, at the close of the year, the United States Holder's adjusted tax basis exceeds the fair market value of the stock, then the United States Holder may deduct any such excess from ordinary income, but only to the extent of net mark-to-market gains previously included in income. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income. We expect our stock to constitute "marketable" stock for these purposes. However, we cannot assure you that our stock will continue to constitute "marketable" stock in the future.

     Taxation of Non-U.S. Holders. We expect that most of our income will be from sources outside the United States and will not be effectively connected with a U.S. trade or business. Thus, non-U.S. Holders will not be subject to U.S. federal taxation on distributions received from us unless those distributions are effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States. In addition, a non-U.S. Holder will not be subject to U.S. federal income taxation on gains realized on a sale or exchange of stock unless (1) the gain from the sale is effectively connected with a trade or business of the non-U.S. Holder in the United States (unless an applicable treaty provides otherwise) or (2) the non-U.S. Holder is an individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met. The determination of whether a non-U.S. Holder is engaged in the conduct of a trade or business in the United States or whether the sale of a non-U.S. Holder's stock is effectively connected with a trade or business of the non-U.S. Holder in the United States depends on the facts and circumstances of each investor's case. Non-U.S. Holders that are foreign corporations may be subject to an additional branch profits tax on their income which is effectively connected with a U.S. trade or business. Each prospective non-U.S. Holder should consult with his own tax advisor to determine whether his distributions or gains will be subject to U.S. federal income taxation.

     Information Reporting and Backup Withholding. Under certain circumstances relating to the manner in which certain non-U.S. Holders hold their stock, dividend payments with respect to our stock and proceeds from the sale, exchange or redemption of our stock may be subject to information reporting to the IRS and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or provides under penalties of perjury a certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Both U.S. Holders and non-U.S. Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to holders in their circumstances.

     Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

     Taxation of GTL. Our tax consequences result from our status as a partner in Globalstar. As a partnership, Globalstar itself will not have any U.S. federal income tax liability. Generally, its partners will be taxed as if they directly expended their share of Globalstar expenditures and directly realized their share of Globalstar income. We expect, based on Globalstar's description of its proposed activities, that most of our income will be from sources outside the United States and that such income will not be effectively connected with the conduct of a trade or business within the United States. Thus, we believe that there generally will be no U.S. federal income taxes on our share of such income. The United States Treasury Department is engaged in a project to draft and propose regulations that will determine how the partners will be taxed in the United States on their respective shares of Globalstar's income. The outcome of the regulation project cannot be predicted. The Treasury Department may adopt final regulations that characterize substantial portions of our income as derived from U.S. sources and as effectively connected with a U.S. trade or business.

     We will be subject to U.S. tax at regular U.S. federal, state and local corporate rates on our share of Globalstar's income that is effectively connected with the conduct of a trade or business in the United States ("U.S. Income") and will be required to file federal, state and local income tax returns with respect to such U.S. Income. Globalstar is obligated to provide the information required for us to prepare our federal, state and local income tax returns. Globalstar intends to make cash distributions, to the extent of available funds, to all partners, including us, until the non-U.S. partners, again including us, have been distributed an amount sufficient to enable them to pay the federal, state and local income taxes on their share of Globalstar's U.S. Income. The distribution to non-U.S. partners for federal income taxes may take the form of a withholding tax payment made by Globalstar to the U.S. Treasury. The amount withheld may exceed the amount of our federal income tax liability, in which case we would be entitled to seek a refund from the U.S. Treasury for the excess amount. In addition to the regular U.S. taxes, we will be subject to a United States branch profits tax (currently at a 30% rate) on actual or deemed withdrawals of our share of Globalstar's U.S. Income.

BERMUDA TAX CONSIDERATIONS

     At the date of this prospectus, there is no Bermuda income tax, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate or stamp duty or inheritance tax payable by us or the Holders of our stock (other than Holders ordinarily resident in Bermuda) in respect of their investment in the stock.

     We have obtained from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966, as amended, a certificate confirming that, in the event of there being enacted in Bermuda, any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to us or to any of our operations, or our other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such stock or other obligations, or to any land we lease or let in Bermuda.

     We are liable to pay the Bermuda government an annual registration fee calculated on a sliding scale based upon our assessable capital which fee will not exceed BD$26,500.

     We have been classified as non-resident of the Bermuda exchange control area by the Bermuda Monetary Authority, whose permission for the issue of the stock has been obtained. The transfer of stock between persons regarded as non-resident of Bermuda for exchange control purposes and the issue and redemption of stock to and by such persons may be effective without specific consents under the Exchange Control Act 1972 of Bermuda and Regulations made thereunder. Transfers involving any person regarded as resident in Bermuda for exchange control purposes may require specific authorization under that Act. We, by virtue of being a non-resident of Bermuda for exchange control purposes, are free to acquire, hold and sell any foreign currency, securities and other investments without restrictions.

     Purchasers of stock may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase. Prospective purchasers should consult their tax advisers as to the tax laws of applicable jurisdictions and the specific tax consequences of acquiring, holding and disposing of the stock.

     The stock does not provide for additional payments by us following a change in the tax laws or rules of Bermuda that is adverse to the Holders of our stock.

TAX CONSIDERATIONS IN OTHER JURISDICTIONS

     Any portion of our income from sources outside the United States, realized through Globalstar or otherwise, may be subject to taxation by foreign countries and the extent to which these countries may require us or Globalstar to pay tax or to make payments in lieu of tax cannot be determined in advance. However, based upon our review of current tax laws, including applicable international tax treaties of certain countries that Globalstar believes to be among its significant potential markets, we expect that a significant portion of our worldwide income will not be subject to tax by the United States, Bermuda or by the countries from which we derive our income. To the extent that Globalstar bears a higher foreign tax because any holder of ordinary partnership interests (including us) is not subject to United States tax on its share of Globalstar's foreign income, the additional foreign tax will be specifically allocated to such partner and will reduce amounts distributed by Globalstar to such partner with respect to its ordinary partnership interests.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in a purchase agreement dated September 18, 2000, between us and Bear Stearns, Bear Stearns has agreed, upon notice from us, to purchase up to $105,000,000 of common stock, valued based on the applicable valuation formula described below, in a series of tranches. However, we may not issue notices on consecutive trading days or after September 17, 2001.

     Upon satisfaction of certain stock price, timing and other conditions, we can exercise our right under the purchase agreement to take down a tranche of common stock by giving notice to Bear Stearns by 5:30 p.m. on any trading day. In each tranche, we can sell Bear Stearns a number of shares of common stock not to exceed the lesser of (x) 10% of the total trading volume reported by the Nasdaq National Market on the two trading days prior to our giving notice, (y) 10% of the total number of shares of common stock outstanding as of the date of this prospectus supplement and (z) 10% of the total number of shares of common stock outstanding on a trading day we give notice, but not less than 50,000 shares of common stock (except during the last tranche in which we can only take down an amount of shares that would not cause Bear Stearns to purchase more than $105,000,000 of common stock, but which can be less than 50,000 shares).

     The price Bear Stearns will pay to us will be based on one of three formulas, which we will choose upon each decision to take down a tranche. We may choose to receive:

     - 97 1/2% of the arithmetic average of the closing bid prices,

     - 93% of the arithmetic average of the volume weighted average price, or

     - 100% of the lowest sale price (excluding sales not meeting certain criteria)

of our common stock, as reported by the Nasdaq National Market over the two trading days following our giving notice. We will deliver the shares of common stock to Bear Stearns, and Bear Stearns will pay for the shares on the third trading day after we give notice. However, if we do not meet certain trading volume and float requirements, the two-day pricing period and the date of payment and delivery of the shares may be extended by one or five trading days.

     Bear Stearns will sell the shares on the Nasdaq National Market at prices available in the market or directly to purchasers at negotiated prices.

     As noted above, Bear Stearns' obligation is limited to $105,000,000 of common stock, as determined by the sale price to Bear Stearns.

     Bear Stearns Compensation. We have agreed to pay Bear Stearns a fee of $5,000,000 for entering into the purchase agreement.

     Indemnification of Bear Stearns. In the purchase agreement, we have agreed to indemnify Bear Stearns against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Bear Stearns may be required to make in connection with these liabilities.

     Discretionary Accounts. Bear Stearns has informed us that it does not intend to confirm sales to any account over which they exercise discretionary authority.

     Taxes. Purchasers of the shares of common stock offered by this prospectus may be required to pay stamps taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price.

     Lock-up Agreement. Except for the common stock to be sold in this offering and any shares offered in connection with employee benefit plans, shares sold to Globalstar's partners and other limited exceptions, we have agreed not to offer, sell, contract to sell or otherwise, or announce any intention to, issue any shares of our common stock or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, our common stock or our other capital stock, during each period commencing on the date we deliver a notice of sale and ending on the last pricing date of such sale, without the prior written consent of Bear Stearns.

     Bear Stearns has from time to time provided certain investment banking services to us and our affiliates, including Globalstar, for which they have received customary fees.

                                 LEGAL MATTERS

     Certain United States tax matters described under "Taxation" will be passed upon for us by Willkie Farr & Gallagher, New York, New York. The validity of the common stock will be passed upon for us by Appleby, Spurling & Kempe, Hamilton, Bermuda. Cravath, Swaine & Moore, New York, New York, represented Bear Stearns in connection with this offering. As of August 31, 1999, partners and counsel in Willkie Farr & Gallagher beneficially owned approximately 144,452 shares of common stock. Mr. Robert B. Hodes is counsel to the law firm of Willkie Farr & Gallagher and serves as a director on our board of directors and the board of directors of Loral and as a member of the executive and audit committees of our board of directors and the board of directors of Loral.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC which you can read at the SEC's Web site at http://www.sec.gov. You can also read these documents at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, N.Y. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms.

     We have filed a registration statement with the SEC on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's web site and public reference facilities. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of the contract or other document we have filed as an exhibit to the registration statement for complete information.

     The SEC allows us to "incorporate by reference" the information we file with it, which means we can satisfy our legal obligations to disclose important information contained in those documents by referring you to them. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. More recent information that we file with the SEC automatically updates and supersedes any inconsistent information contained in prior filings.

     The documents listed below have been filed under the Securities and Exchange Act of 1934 with the SEC and are incorporated herein by reference:

     - GTL's and Globalstar's Annual Report on Form 10-K for the year ended December 31, 1999;

     - GTL's and Globalstar's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000;

     - GTL's and Globalstar's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000;

     - GTL's Proxy Statement relating to the 2000 Annual Meeting of
       Shareholders;

     - GTL's and Globalstar's Current Report on Form 8-K, filed July 7, 2000;

     - the description of GTL's common stock contained in GTL's registration statement on Form 8-A filed under the Exchange Act and any amendments or reports filed for the purpose of updating such description

     We also incorporate by reference all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of the securities under this prospectus is completed.

     We will provide without charge to each person, including any person having a control relationship with that person, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone to Globalstar Telecommunications Limited, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda, Attn: Secretary, (441) 295-2244. For information about Globalstar, please direct your request in writing or by telephone to Globalstar, L.P. at 3200 Zanker Road, P.O. Box 640670, San Jose California 95134-0670, Attention Dan McEntee, (408) 933-4000.

     You should rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

PROSPECTUS DATED AUGUST 18, 1999

                                  $500,000,000

       GLOBALSTAR              GLOBALSTAR, L.P.
   TELECOMMUNICATIONS         GLOBALSTAR CAPITAL
         LIMITED                  CORPORATION
      COMMON STOCK              DEBT SECURITIES
     PREFERRED STOCK
        WARRANTS

                           -------------------------

     GTL may from time to time offer the following equity or equity-related securities separately or together in one or more series or classes and in amounts, at prices and on terms to be determined at the time of the offering and set forth in one or more supplements to this prospectus:

     - shares of its common stock, par value $1.00 per share;

     - shares of its preferred stock, par value $.01 per share; and

     - warrants to purchase shares of common stock or preferred stock.

     Globalstar and Globalstar Capital may from time to time offer jointly and severally debt securities in one or more series or classes, which may be either senior or subordinated, secured or unsecured, in amounts, at prices and on terms to be determined at the time of the offering.

     The specific terms of these securities will be provided in one or more supplements to this prospectus. In the case of debt securities, these terms will include, as applicable, the specific designation, aggregate principal amount, maturity, rate or formula of interest, premium and terms for redemption. In case of preferred stock, these terms will include, as applicable, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights. In the case of common stock, these terms will include the aggregate number of shares offered. In the case of warrants, these terms will include the duration, offering price, exercise price and detachability.

     We may sell any combination of these securities, in one or more offerings, up to a total aggregate public offering price of $500,000,000.

     GTL's common stock is listed on the Nasdaq National Market under the symbol GSTRF. The closing price of GTL's common stock on the Nasdaq National Market was $30 per share on August 17, 1999.

     You should read this prospectus and any prospectus supplement carefully before you invest.

     THE SECURITIES WE MAY OFFER INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 3 FOR A DISCUSSION OF MATTERS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THESE SECURITIES.
                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                The date of this prospectus is August 18, 1999.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
GLOBALSTAR, GTL AND GLOBALSTAR CAPITAL......................    1
SECURITIES TO BE OFFERED....................................    2
RISK FACTORS................................................    3
RATIOS......................................................    5
USE OF PROCEEDS.............................................    6
GENERAL DESCRIPTION OF THE SECURITIES.......................    7
DESCRIPTION OF COMMON STOCK.................................    7
DESCRIPTION OF PREFERRED STOCK..............................   10
DESCRIPTION OF WARRANTS.....................................   14
DESCRIPTION OF DEBT SECURITIES..............................   15
PLAN OF DISTRIBUTION........................................   25
LEGAL MATTERS...............................................   26
EXPERTS.....................................................   26
WHERE YOU CAN FIND MORE INFORMATION.........................   27
INDEX TO FINANCIAL PAGES....................................  F-1

                                    SUMMARY

     This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf registration process, we may, over the next two years, sell any combination of the securities described in this prospectus, jointly or independently, in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing more specific information about the terms of that offering. The prospectus supplements may also add, update or change information contained in this prospectus. This summary highlights selected information from this prospectus and does not contain all the information that may be important to you.

     We may sell the securities to or through national or international underwriters, dealers or agents or directly to purchasers in and outside of the United States. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will provide to you each time we offer securities, will set forth the name of any underwriters, dealers or agents involved in the sale of the securities, and any applicable fee, commission or discount arrangements with them.

                     GLOBALSTAR, GTL AND GLOBALSTAR CAPITAL

     Globalstar is now completing the launch of a satellite constellation that will form the backbone of a wireless digital telephone system able to serve most of the populated world. The Globalstar(TM) System will extend wireless digital telephone service to millions of people who today lack even basic telephone service. Globalstar plans to begin commercial service in September 1999.

     Loral Space & Communications Ltd., one of the world's premier satellite companies, is one of the founders of the Globalstar project, owns 43% of its equity, including its holdings in GTL, and, through a subsidiary, serves as the managing general partner of Globalstar. GTL is another general partner of Globalstar and operates as a holding company to permit public equity ownership in Globalstar. GTL's sole business is acting as a general partner of Globalstar. At June 30, 1999, GTL held 35% of the outstanding ordinary partnership interests and 100% of the outstanding 8% Redeemable Preferred Partnership Interests of Globalstar. In the event of conversion of the 8% Redeemable Preferred Partnership Interests, GTL's ownership of ordinary partnership interests would increase to 39%.

     Globalstar Capital is a wholly-owned subsidiary of Globalstar and was formed for the primary purpose of serving as a co-issuer and co-obligor with respect to certain debt obligations of Globalstar.

     GTL's address is: Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. GTL's telephone number is: (441) 295-2244. Globalstar's and Globalstar Capital's address is 3200 Zanker Road, San Jose, California 95134, and their telephone number is: (408) 933-4000.

                            SECURITIES TO BE OFFERED

COMMON STOCK

     GTL may issue its common stock. GTL has authorized 600,000,000 shares of common stock, par value $1.00 per share. Each holder of common stock is generally entitled to one vote, irrespective of the number of shares held. Holders of common stock are entitled to receive dividends declared by the board of directors, subject to the rights of preferred stockholders.

PREFERRED STOCK

     GTL may issue its preferred stock in whatever classes or series the board of directors authorizes, subject to limitations prescribed by Bermuda law and GTL's bye-laws and memorandum of association. We will describe the specific terms of any class or series of preferred stock we will issue in the future in the applicable prospectus supplement for that offering.

WARRANTS

     GTL may issue warrants to purchase GTL's common stock and GTL's preferred stock. Also, we may issue warrants tied to and dependent upon movements of currency exchange rates, the prices of stocks underlying one or more indices, or the prices of other underlying commodities. The applicable prospectus supplement will describe the terms of the warrants.

DEBT SECURITIES

     Globalstar and Globalstar Capital may offer secured and unsecured general obligations, which may be senior debt securities or subordinated debt securities. Senior debt securities will have the same rank as all their other unsecured, unsubordinated debt. Under specified circumstances, such as default on senior debt, the subordinated debt securities will not be entitled to payment for a specified time, if at all, and will rank junior to senior debt in a liquidation of Globalstar. Secured debt will have the right to receive proceeds from the collateral that secures that debt, before such proceeds are available to other security holders.

     The debt securities will be issued under an indenture or indentures among Globalstar, Globalstar Capital and the trustee or trustees we name in the prospectus supplement. We have summarized the indentures, which will be exhibits to the registration statement of which this prospectus is a part.

                                  RISK FACTORS

     An investment in our securities entails some risks which are described in our Annual Report on Form 10-K for the year ended December 31, 1998 and are incorporated by reference in this prospectus. We will also describe the risks relating specifically to the different types of securities we may offer under this registration statement in the supplemental prospectus relating thereto. You should consider these risks and the following, additional risks relating to an investment in our securities:

THE RIGHTS OF SHAREHOLDERS UNDER BERMUDA LAW ARE DIFFERENT FROM RIGHTS OF SHAREHOLDERS UNDER U.S. LAW.

     Since GTL is a Bermuda company, the principles of law that govern shareholder rights, the validity of corporate procedures and other matters are different from those that would apply if it were a U.S. company. For example, it is not certain whether a Bermuda court would enforce liabilities against GTL or its officers and directors based upon United States securities laws either in an original action in Bermuda or under a United States judgment. Bermuda law giving shareholders rights to sue directors is less developed than in the United States and may provide fewer rights.

SPACE SYSTEMS/LORAL, GLOBALSTAR'S PRIME CONTRACTOR, IS THE TARGET OF A GRAND JURY INVESTIGATION; CONGRESS HAS HELD RELATED HEARINGS.

     Space Systems/Loral, which is the prime contractor in the Globalstar System, could be accused of criminal violations of the export control laws arising out of the participation of its employees in a committee formed to review the findings of the Chinese regarding the 1996 crash of a Long March rocket in China. Whether or not Space Systems/Loral is indicted or convicted, Space Systems/Loral will remain subject to the State Department's general statutory authority to prohibit exports of satellites and related services if it finds a violation of the Arms Export Control Act that puts the exporter's reliability in question. Further, the State Department can suspend export privileges whenever it determines that grounds for debarment exist and that such suspension "is reasonably necessary to protect world peace or the security or foreign policy of the United States." If Space Systems/Loral were to be indicted and convicted of a criminal violation of the Arms Export Control Act, it

     - would be subject to a fine of $1 million per violation;

     - could be debarred from certain export privileges; and

     - could be debarred from participation in government contracts.

     If Space Systems/Loral loses its export privileges, Globalstar will be unable to launch its satellites outside the United States, which would delay the completion of its full satellite constellation and result in increased launch costs.

HOLDERS OF COMMON STOCK MAY BE DILUTED BY FUTURE STOCK ISSUANCES.

     At June 30, 1999, 82,026,576 shares of GTL's common stock were outstanding. In addition, at that date:

     - Globalstar partners had the right, exercisable over many years, to exchange their partnership interests for about 151,750,000 shares of common stock,

     - holders of outstanding warrants had the right to exercise them for 4,069,325 shares of common stock,

     - GTL has outstanding 6,999,900 shares of 8% Convertible Redeemable Preferred Stock, due 2011, convertible into 15,049,470 whole shares of common stock,

     - Globalstar employees had unexercised options to buy 2,731,500 shares of common stock, and

     - under GTL's stock option plan, GTL may in the future grant employee options to purchase as many as 2,230,300 shares of common stock.

     In addition, on August 5, 1999, in consideration for the guarantee by two Loral subsidiaries of a $500 million Globalstar credit facility, Loral and certain Loral subsidiaries received warrants to purchase an aggregate of 3,450,000 Globalstar partnership interests (equivalent to approximately 13,800,000 shares of GTL common stock). The warrants vest in stages (provided that the guarantee is then in effect): 50% on February 5, 2000, 25% on August 5, 2000 and the remaining 25% on August 5, 2001. The warrants are immediately exercisable after vesting and have a seven-year term.

     Sales of significant amounts of common stock to the public, including the common stock covered by this registration statement, or the perception that those sales could happen, could hurt the price of the common stock.

GTL IS DEPENDENT UPON PAYMENTS FROM GLOBALSTAR TO MEET ITS OBLIGATIONS.

     Because GTL is a holding company whose only assets are its interests in Globalstar, GTL is dependent upon payments from Globalstar to meet its obligations, including those under its preferred stock. Further, GTL's rights and the rights of holders of its securities, including the holders of preferred stock, to participate in the distribution of assets of any subsidiary of GTL upon Globalstar's liquidation or recapitalization will be subject to the prior claims of Globalstar's creditors and preferred stockholders. GTL's rights and the rights of its security holders will not be subordinated to the extent it is a creditor with recognized claims against Globalstar or a holder of preferred partnership interests of Globalstar.

THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS.

     Some statements and information contained or incorporated by reference in this prospectus are not historical facts, but are "forward-looking statements", as such term is defined in the Private Securities Litigation Reform Act of 1995. We wish to caution you that these forward-looking statements are only predictions, and actual events or results may differ materially as a result of risks that we face, including those set forth herein under "Risk Factors." These forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "plans", "may", "will", "would," "could," "should", or "anticipates" or the negative of these words or other variations of these words or other comparable words, or by discussions of strategy that involve risks and uncertainties.

                                     RATIOS

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
                  RATIO OF EARNINGS TO COVER FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

     The ratio of earnings to fixed charges presented below should be read together with the financial statements and the notes accompanying them and "Management's Discussion and Analysis of Financial Condition and Results of Operations" found in our Annual Report on Form 10-K for the year ended December 31, 1998 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 which are incorporated into this prospectus by reference. Our earnings available to cover fixed charges consist solely of dividends from Globalstar on the preferred partnership interests we hold.

 YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED      SIX MONTHS        SIX MONTHS
DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   ENDED JUNE 30,    ENDED JUNE 30,
    1995           1996           1997           1998            1998              1999
------------   ------------   ------------   ------------   ---------------   ---------------
    N/A             1X             1X             1X              1X                1X

                   GLOBALSTAR, L.P. DEFICIENCY OF EARNINGS TO
            COVER FIXED CHARGES AND PREFERRED PARTNERSHIP INTERESTS
                                 (in thousands)

     The deficiency of earnings to cover fixed charges and preferred partnership interests presented below should be read together with the financial statements and the notes accompanying them and "Management's Discussion and Analysis of Financial Condition and Results of Operations" found in our Annual Report on Form 10-K for the year ended December 31, 1998 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 which are incorporated into this prospectus by reference.

MARCH 23, 1994
 (COMMENCEMENT
OF OPERATIONS)     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED      SIX MONTHS       SIX MONTHS
TO DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   ENDED JUNE 30,   ENDED JUNE 30,
     1994             1995           1996           1997           1998            1998             1999
---------------   ------------   ------------   ------------   ------------   --------------   --------------
      N/A             N/A          $81,869        $184,683       $330,475        $146,851         $185,729

                                USE OF PROCEEDS

     Unless the applicable prospectus supplement states otherwise, Globalstar will use the net proceeds from the sale of the offered securities for general corporate purposes, which may include a possible refinancing of outstanding securities. Until we use the net proceeds in this manner, we may temporarily use them to make short-term investments. GTL intends to use the proceeds of any offering of its securities to purchase Globalstar Securities having substantially similar terms.

                     GENERAL DESCRIPTION OF THE SECURITIES

     We may offer shares of GTL common stock, preferred stock or warrants, Globalstar's and Globalstar Capital's debt securities, or any combination of the foregoing, either individually or as units consisting of one or more securities. We may offer up to $500,000,000 of securities under this prospectus. If securities are offered as units, we will describe the terms of the units in a prospectus supplement.

     This section describes the general terms and provisions of the securities. The applicable prospectus supplement will describe the specific terms of the securities offered through that prospectus supplement as well as any of the general terms described below that will not be applicable to the securities offered.

                          DESCRIPTION OF COMMON STOCK

     We have summarized some of the terms and provisions of GTL's common stock in this section. The following is a summary of certain provisions of Bermuda law and GTL's organizational documents. You should note that this summary is not a comprehensive description of such laws and documents and that it is qualified in its entirety by appropriate reference to Bermuda law and to GTL's organizational documents.

BERMUDA LAW

     The following discussion is based upon the advice of Appleby, Spurling & Kempe, GTL's Bermuda counsel.

     GTL was incorporated as an exempted company under The Companies Act 1981 of Bermuda (the "Act"). Accordingly, the rights of its shareholders are governed by Bermuda law and GTL's memorandum of association and bye-laws.

     DIVIDENDS. Under Bermuda law, a company may pay such dividends as are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

     VOTING RIGHTS. Under Bermuda law, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting (or by such majority as the Act or the bye-laws of GTL prescribe). GTL's bye-laws provide that, subject to the provisions of the Act, any questions proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast. Each shareholder present, or person holding proxies for any shareholder, is entitled to one vote. If a poll is requested, each shareholder present in person or by proxy has one vote for each share held.

     A poll may only be requested under GTL's bye-laws by:

     - the Chairman of the meeting;

     - at least three shareholders present in person or by proxy;

     - any shareholder or shareholders, present in person or by proxy, holding between them not less than 10% of the total voting rights of all shareholders having the right to vote at such meeting; or

     - a shareholder or shareholders, present in person or by proxy, holding voting shares in GTL on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all such voting shares.

     RIGHTS IN LIQUIDATION. Under Bermuda law, in the event of liquidation, dissolution or winding-up of a company, the proceeds of such liquidation, dissolution or winding-up are distributed pro rata among the holders of common stock. However, such distribution may only be effected after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred stock.

     MEETINGS OF SHAREHOLDERS. Under Bermuda law, a company is required to convene at least one general shareholders' meeting per calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of such of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, although the accidental omission of notice to any person does not invalidate the proceedings at a meeting. Under the bye-laws of GTL, at least five days' notice of the annual general meeting must be given to each shareholder.

     Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. GTL's bye-laws provide that the presence in person or by proxy of at least two shareholders entitled to vote constitute a quorum.

     ACCESS TO BOOKS AND RECORDS AND DISSEMINATION OF INFORMATION. Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company's certificate of incorporation, its memorandum of association (including its objects and powers) and any alteration to the company's memorandum of association.

     The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and to members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Act, establish a branch register outside Bermuda.

     A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours in each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

     ELECTION OR REMOVAL OF DIRECTORS. Under Bermuda law and GTL's bye-laws, directors are elected at the annual general meeting or to serve until their successors are elected or appointed, unless they are earlier removed or resign.

     Under Bermuda law and GTL's bye-laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided that the director was served with at least 14 days' notice. The director has a right to be heard at the meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at such meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors.

     AMENDMENT OF MEMORANDUM OF ASSOCIATION AND BYE-LAWS. Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. However, such approval of the Bermuda Minister of Finance is not required for an amendment which alters or reduces a company's share capital as provided in the Act. Except as set forth therein, the bye-laws may be amended by a resolution passed by a majority of votes cast at a general meeting.

     Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company's issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting. This does not apply to an amendment which alters or reduces a company's share capital as provided in the Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum is passed. Such application may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

     APPRAISAL RIGHTS AND SHAREHOLDER SUITS. Under Bermuda law, in the event of an amalgamation of two Bermuda companies, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by:

     - a meeting of the holders of shares of the amalgamating company of which they are directors; and

     - a meeting of the holders of each class of such shares; and

     - the consent of the Bermuda Minister of Finance (who may grant or withhold consent at his discretion).

     Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of:

     - is alleged to be beyond the corporate power of the company; or

     - is illegal; or

     - would result in the violation of the company's memorandum of association or bye-laws.

     Furthermore, consideration would be given by the Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than those who actually approved it.

     When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company's conduct of affairs in the future or ordering the purchase of the shares by any shareholder, by other shareholders or by the company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is The Bank of New York.

                         DESCRIPTION OF PREFERRED STOCK

     This section describes the general terms and provisions of GTL's preferred stock. The applicable prospectus supplement will describe the specific terms of the preferred stock offered through that prospectus supplement, as well as any general terms described in this section that will not apply to those shares of preferred stock.

     On January 31, 1999, GTL sold 7,000,000 shares of its 8% Convertible Redeemable Preferred Stock due 2011 in a private placement for an aggregate amount of $350 million. GTL used the proceeds to purchase the Globalstar 8% Convertible Redeemable Preferred Partnership Interests from Globalstar, with substantially identical terms. The 8% Convertible Redeemable Preferred Stock ranks, with respect to dividend distributions and distributions upon GTL's liquidation, winding-up and dissolution:

     - senior to all classes of GTL common stock and to each other class of capital stock or series of GTL preferred stock established after January 21, 1999 the terms of which do not expressly provide that it ranks senior to or on a parity with the 8% Convertible Redeemable Preferred Stock;

     - on a parity with any other class of capital stock or series of GTL preferred stock established after January 21, 1999 the terms of which expressly provide that such class or series will rank on a parity with the 8% Convertible Redeemable Preferred Stock; and

     - junior to each class of capital stock or series of GTL preferred stock established after January 21, 1999 the terms of which expressly provide that such class or series will rank senior to the 8% Convertible Redeemable Preferred Stock.

     In the event that GTL's assets upon liquidation, winding-up or dissolution are less than or equal to the aggregate liquidation preference and accrued but unpaid dividends on the 8% Convertible Redeemable Preferred Stock, holders of common stock will not, and holders of other series of GTL preferred stock may not, receive any amounts upon such liquidation, winding-up or dissolution.

     We have summarized selected terms of the preferred stock which may be offered by GTL below.

GENERAL

     The preferred stock will have the rights described in this section unless the applicable prospectus supplement provides otherwise. You should read the prospectus supplement relating to the particular series of the preferred stock it offers for specific terms, including:

     - the designation, stated value and liquidation preference of that series of the preferred stock and the number of shares offered;

     - the dividend rate or rates or method of calculation of dividends, the dividend periods, the date or dates on which dividends will be payable and whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate;

     - the redemption price or prices, if any, and the terms and conditions of any redemption;

     - the terms and conditions upon which the shares are convertible or exchangeable, if they are convertible or exchangeable;

     - the voting rights;

     - the initial public offering price at which the shares will be issued; and

     - any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of that series of preferred stock.

     When GTL issues shares of preferred stock for cash, they will be fully paid and nonassessable. This means that the full purchase price for those shares will have been paid and the holders of those shares will not be assessed any additional monies for those shares. Holders of preferred stock will generally have no preemptive rights to subscribe for any additional securities that GTL may issue.

     In order to fund Globalstar as the actual operating entity, it is GTL's intention to use any proceeds it will receive from the sale of its preferred stock to purchase back-to-back preferred partnership interests in Globalstar. These preferred partnership interests and GTL's preferred stock will have substantially identical terms, subject, however, to the differences imposed by their respective jurisdictions and forms of incorporation and tax considerations.

RIGHTS UPON LIQUIDATION

     Unless the applicable prospectus supplement states otherwise, if GTL liquidates, dissolves or winds up its business, the holders of shares of each series of the preferred stock will be entitled to receive:

     - liquidating distributions in the amount stated in the applicable prospectus supplement; and

     - all accrued and unpaid dividends whether or not earned or declared.

     GTL will pay these amounts to the holders of shares of each series of the preferred stock, and all amounts owing on any preferred stock ranking equally with that series of preferred stock as to liquidating distributions, out of its funds available for distribution to stockholders. These payments will be made before any distribution is made to holders of any securities ranking junior to the series of preferred stock upon liquidation.

     If GTL liquidates, dissolves or winds up its business, and the assets available for distribution to the holders of the preferred stock of any series and any other shares of its stock ranking equal with that series are not sufficient to pay all liquidating distributions and accrued and unpaid dividends in full, then the holders of preferred stock and equal ranking shares will receive pro rata distributions of liquidating distributions and accrued and unpaid dividends. This means that the distributions GTL pays to these holders will bear the same relationship to each other that the full distributable amounts for which these holders are respectively entitled upon liquidation of GTL's business bear to each other.

     After GTL pays the full amount of the liquidating distribution to which the holders of a series of the preferred stock are entitled, those holders will have no right or claim to any of GTL's remaining assets.

DIVIDENDS

     The holders of the preferred stock will be entitled to receive dividends, when, as and if declared by GTL's board of directors, out of funds GTL can legally use to pay dividends. The prospectus supplement relating to a particular series of preferred stock will describe the dividend rates and dates on which dividends will be payable. The rates may be fixed or variable or both. If the dividend rate is variable, the applicable prospectus supplement will describe the formula used for determining the dividend rate for each dividend period. GTL will pay dividends to the holders of record as they appear on its stock books on the record dates fixed by GTL's board of directors. The applicable prospectus supplement will specify whether dividends will be paid in the form of cash, preferred stock or common stock.

     The applicable prospectus supplement will also state whether dividends on any series of preferred stock are cumulative or noncumulative. If GTL's board of directors does not declare a dividend payable on a dividend payment date on any noncumulative series of preferred stock, then the holders of that series will not be entitled to receive a dividend for that dividend period. In those circumstances, GTL will not be obligated to pay the dividend accrued for that period, whether or not dividends on such preferred stock are declared or paid on any future dividend payment dates. Cumulative dividends, on the other hand, will accrue whether or not GTL has any earnings or profits, whether or not there are funds legally available for the payment of dividends and whether or not dividends are declared.

     GTL's board of directors may not declare and pay a dividend on any of GTL's stock ranking, as to dividends, equal with or junior to any series of preferred stock unless full dividends on that series have been declared and paid, or declared and sufficient money is set aside for payment. Until either full dividends are paid, or are declared and payment is set aside, on preferred stock ranking equal as to dividends, then:

     - no dividend shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any shares of junior securities;

     - no other distribution shall be declared or made upon, or any sum set apart from the payment of any distribution upon shares of junior securities, other than a distribution consisting only of junior securities;

     - no shares of junior securities shall be purchased, redeemed or otherwise acquired (excluding an exchange for shares of other junior securities) by GTL or any of its subsidiaries; and

     - no monies shall be paid or set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition of any shares of junior securities by GTL or any of its subsidiaries.

     GTL is dependent on Globalstar's ability to pay dividends as a source of funds for its own dividend payments. Globalstar's credit agreements and the indentures relating to its outstanding debt may contain restrictions on the ability of GTL to pay cash dividends.

REDEMPTION

     Preferred stock may be redeemable, in whole or in part, at GTL's option, and may be subject to mandatory redemption through a sinking fund or otherwise, as described in the applicable prospectus supplement. If a series of preferred stock is subject to mandatory redemption, the applicable prospectus supplement will specify the number of shares that GTL will redeem each year and the redemption price.

     Redeemed preferred stock will become authorized but unissued preferred stock that GTL may issue in the future. If preferred stock is redeemed, GTL will pay all accrued and unpaid dividends on those shares to, but excluding, the redemption date. In the case of any noncumulative series of preferred stock, accrued and unpaid dividends will not include any accumulation of dividends for prior dividend periods. The applicable prospectus supplement will also specify whether GTL will pay the redemption price in cash or other property.

     If GTL redeems fewer than all shares of any series of the preferred stock held by any holder, GTL will also specify the number of shares to be redeemed from the holder in the notice. Even though the terms of a series of preferred stock may permit redemption of shares of preferred stock in whole or in part, if any dividends, including accumulated dividends, on that series are past due:

     - GTL will not redeem any preferred stock of that series unless it simultaneously redeems all outstanding shares of preferred stock of that series; and

     - GTL will not purchase or otherwise acquire any preferred stock of that series.

     The prohibition discussed in the prior sentence will not prohibit GTL from purchasing or acquiring preferred stock of that series through a purchase or exchange offer if GTL makes the offer on the same terms to all holders of that series.

     Unless the applicable prospectus supplement specifies otherwise, GTL will give notice of a redemption by mailing a notice to each record holder of the shares to be redeemed, between 30 to 60 days prior to the date fixed for redemption. GTL will mail the notices to the holders' addresses as they appear on its records. Each notice will state:

     - the redemption date;

     - the number of shares and the series of the preferred stock to be redeemed;

     - the redemption price;

     - the place or places where holders can surrender the certificates for the preferred stock for payment of the redemption price;

     - that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

     - the date when the holders' conversion rights, if any, will terminate.

     If GTL has given notice of the redemption and has provided the funds for the payment of the redemption price, then beginning on the redemption date:

     - the dividends on the preferred stock called for redemption will no longer accrue;

     - such shares will no longer be considered outstanding; and

     - the holder will no longer have any rights as stockholders except to receive the redemption price.

     When the holders of these shares surrender the certificates representing these shares, in accordance with the notice, the redemption price described above will be paid out of the funds GTL provides. If fewer than all the shares represented by any certificate are redeemed, a new certificate will be issued representing the unredeemed shares without cost to the holder of those shares.

CONVERSION OR EXCHANGE RIGHTS

     The prospectus supplement relating to a series of preferred stock that is convertible or exchangeable will state the terms on which shares of that series are convertible or exchangeable into common stock, another series of preferred stock or debt securities.

VOTING RIGHTS

     Except as indicated below or in the applicable prospectus supplement, or except as expressly required by applicable law, the holders of preferred stock will not be entitled to vote.

     If GTL fails to pay stated dividends on any shares of preferred stock for six consecutive quarterly periods, the holders of the majority of all outstanding shares of preferred stock will be entitled to vote for the election of at least 20% of the existing board of directors, but in no event more than one or less than two additional directors. The number of directors on the board will be increased automatically without the need of any special meeting.

     Except as may be provided in the applicable prospectus supplement, so long as any shares of preferred stock remain outstanding, unless GTL receives the consent of the holders of at least 66 2/3% of all outstanding preferred stock voting as one class, GTL will not:

     - authorize or issue any new class or series of capital stock, or any obligation or security that represents the right to purchase any shares of any class or series of capital stock, ranking senior to the outstanding series of preferred stock as to dividends or liquidating distributions; or

     - amend or modify the provisions of GTL's memorandum of association, so as to materially and adversely affect any right, preference, privilege or voting power of that series of preferred stock or the holders of that series of preferred stock.

     Except as provided in the applicable prospectus supplement, the consent of holders of all the shares of preferred stock will be required to amend or modify GTL's memorandum of association so as to:

     - change a mandatory redemption date, or the due date of any dividend;

     - reduce the liquidation preference, redemption price or dividend rate;

     - impair or adversely affect the right to institute suit for the enforcement of any redemption payment, conversion rights or redemption rights;

     - modify the provisions with respect to the ranking of a particular series of preferred stock; or

     - alter the voting rights of the preferred stock, except to increase the required percentage vote of the holders of preferred stock.

     GTL will not be required to obtain the consent of the holders of preferred stock to authorize, create (by way of reclassification or otherwise) or issue any securities ranking junior to or on parity with the preferred stock, or any obligation or security convertible or exchangeable into such a security.

                            DESCRIPTION OF WARRANTS

     GTL may issue additional warrants for the purchase of common stock or preferred stock. We may issue these warrants independently or together with any other securities offered by any prospectus supplement, and they may be attached to or separate from such offered securities. Each series of warrants will be issued under a separate warrant agreement which we will enter into with a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the warrants offered.

     A prospectus supplement will describe specific terms of the warrants and the applicable warrant agreements. These terms will contain some or all of the following:

     - the title of the warrants;

     - the aggregate number of the warrants;

     - the price or prices at which the warrants will be issued;

     - the designation, terms and number of shares of common stock or preferred stock purchasable upon exercise of the warrants;

     - the designation and terms of the securities, if any, with which the warrants are issued and the number of the warrants issued with each of these securities;

     - the date, if any, on and after which the warrants and the related common stock or preferred stock will be separately transferable;

     - the price at which each share of common stock or preferred stock purchasable upon exercise of the warrants may be purchased;

     - the date on which the right to exercise the warrants shall commence and the date on which such right shall expire;

     - the minimum or maximum amount of the warrants which may be exercised at any one time;

     - information with respect to book-entry procedures, if any;

     - a discussion of federal income tax consideration in connection with the warrants; and

     - any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be Globalstar's and Globalstar Capital's direct secured or unsecured general obligations as joint and several obligors and may include debentures, notes, bonds and/or other evidences of indebtedness. The debt securities will be either senior debt securities or subordinated debt securities and may be secured or unsecured.

     The debt securities will be issued under one or more separate indentures by and among Globalstar, Globalstar Capital and The Bank of New York, as trustee. Senior debt securities will be issued under a senior indenture, subordinated debt securities will be issued under a subordinated indenture and secured debt will be issued under a secured indenture. Together, the senior indentures, the subordinated indentures and the secured indentures are called indentures. A copy of the form of each type of indenture will be filed as an exhibit to the registration statement of which this prospectus is a part. A prospectus supplement will describe the particular terms of any debt securities Globalstar and Globalstar Capital may offer.

     The following summaries of the debt securities and the indentures are not complete. We strongly urge you to read the indentures and the description of the debt securities included in the prospectus supplement.

GENERAL TERMS OF DEBT SECURITIES

     The debt securities issued under each indenture may be issued without limit as to aggregate principal amount, in one or more series. Each indenture will provide that there may be more than one trustee under the indenture, each with respect to one or more series of debt securities. Any trustee under either indenture may resign or be removed with respect to one or more series of debt securities issued under that indenture, and a successor trustee may be appointed to act with respect to that series.

     If two or more persons are acting as trustee with respect to different series of debt securities issued under the same indenture, each of those trustees will be a trustee of a trust under that indenture separate and apart from the trust administered by any other trustee. In that case, except as otherwise indicated in this prospectus, any action described in this prospectus to be taken by the trustee may be taken by each of those trustees only with respect to the one or more series of debt securities for which it is trustee.

     A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering and that series. These terms will contain some or all of the following:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the purchase price of the debt securities, expressed as a percentage of the principal amount;

     - the date or dates on which the principal of and any premium on the debt securities will be payable or the method for determining the date or dates;

     - if the debt securities will bear interest, the interest rate or rates or the method by which the rate or rates will be determined;

     - if the debt securities will bear interest, the date or dates from which any interest will accrue, the interest payment dates on which any interest will be payable, the record dates for those interest payment dates and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

     - the place or places where payments on the debt securities will be made and the debt securities may be surrendered for registration of transfer or exchange;

     - if Globalstar and Globalstar Capital will have the option to redeem all or any portion of the debt securities, the terms and conditions upon which the debt securities may be redeemed;

     - the terms and conditions of any sinking fund or other similar provisions obligating Globalstar and Globalstar Capital or permitting a holder to require Globalstar and Globalstar to redeem or purchase all or any portion of the debt securities prior to final maturity;

     - whether the amount of any payments on the debt securities may be determined with reference to an index, formula or other method and the manner in which such amounts are to be determined;

     - if the debt securities are secured, a description of the underlying collateral and any indenture provisions relating to the collateral;

     - any additions or changes to the events of default in the respective indentures;

     - any additions or changes with respect to the other covenants in the respective indentures;

     - whether the debt securities will be issued in certificated or book-entry form;

     - whether the debt securities will be in registered or bearer form and, if in registered form, the denominations of the debt securities if other than $1,000 and multiples of $1,000;

     - the applicability of the defeasance and covenant defeasance provisions of the applicable indenture; and

     - any other terms of the debt securities consistent with the provisions of the applicable indenture.

     Debt securities may be issued under the indentures as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. Special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

     Unless otherwise provided with respect to a series of debt securities, the debt securities will be issued only in registered form, without coupons, in denominations of $1,000 and multiples of $1,000.

SENIOR DEBT SECURITIES AND SENIOR INDEBTEDNESS

     Senior debt securities are to be issued under a senior indenture. Each series of senior debt securities will constitute senior indebtedness and will rank equally with each other series of senior debt securities and other senior indebtedness. All subordinated debt, including, but not limited to, all subordinated debt securities, will be subordinated to the senior debt securities and other senior indebtedness.

     Senior indebtedness includes the following indebtedness or obligations:

     - the principal of and premium, if any, and unpaid interest on indebtedness for money borrowed;

     - purchase money and similar obligations;

     - obligations under capital leases;

     - financing provided by vendors to Globalstar;

     - guarantees, assumptions or purchase commitments relating to, or other transactions as a result of which we are responsible for the payment of, the indebtedness of others;

     - renewals, extensions and refunding of that indebtedness;

     - interest or obligations in respect of the indebtedness accruing after the commencement of any insolvency or bankruptcy proceedings; and

     - obligations associated with derivative products.

     However, indebtedness or obligations are not senior indebtedness if the instrument by which Globalstar and Globalstar Capital become obligated for that indebtedness or those obligations expressly provides that that indebtedness or those obligations are junior in right of payment to any other of Globalstar's and Globalstar Capital's indebtedness or obligations.

SUBORDINATED DEBT SECURITIES

     Subordinated debt securities are to be issued under a subordinated indenture. Payments on the subordinated debt securities will be subordinated to Globalstar's senior indebtedness, whether outstanding on the date of the subordinated indenture or incurred after that date. No class of subordinated debt securities will be subordinated to any other class of subordinated debt securities. At June 30, 1999, Globalstar's aggregate senior indebtedness consisted of approximately $1.45 billion principal amount of long term indebtedness and $403 million of vendor financing, and, on August 5, 1999, Globalstar entered into a $500 million credit facility with a group of banks, of which $300 million is outstanding. Additionally, at June 30, 1999, Globalstar had available the full amount of a

$250 million credit facility originally entered into in December 1995. The applicable prospectus supplement for each issuance of subordinated debt securities will specify the aggregate amount of our outstanding indebtedness as of the most recent practicable date that would rank senior to and equally with the offered subordinated debt securities.

     If any of certain specified events occur, the holders of senior indebtedness must receive payment of the full amount due on the senior indebtedness, or that payment must be duly provided for, before Globalstar and Globalstar Capital may make payments on the subordinated debt securities. These events are:

     - any distribution of Globalstar's assets upon Globalstar's liquidation, reorganization or other similar transaction except for a distribution in connection with a merger or other transaction complying with the covenant described above under "Merger";

     - the occurrence and continuation of a payment default on any senior indebtedness; or

     - a declaration of the acceleration of the principal of any series of the subordinated debt securities, or, in the case of original issue discount securities, the portion of the principal amount specified under their terms, as due and payable, that has not been rescinded and annulled.

     However, if the event is the acceleration of any series of subordinated debt securities, only the holders of senior indebtedness outstanding at the time of the acceleration of those subordinated debt securities, or, in the case of original issue discount securities, that portion of the principal amount specified under their terms, must receive payment of the full amount due on that senior indebtedness, or such payment must be duly provided for, before Globalstar or Globalstar Capital makes payments on the subordinated debt securities.

     As a result of the subordination provisions, some of Globalstar's or Globalstar Capital's general creditors, including holders of senior indebtedness, are likely to recover more, ratably, than the holders of the subordinated debt securities in the event of insolvency.

SECURED DEBT SECURITIES

     Secured debt securities are to be issued under a secured debt indenture containing terms and conditions similar in all material respects to the terms and conditions applicable to the senior debt securities, except for provisions relating to the collateral securing the debt securities.

CERTIFICATED SECURITIES

     Except as otherwise stated in the applicable prospectus supplement, debt securities will not be issued in certificated form. If, however, debt securities are to be issued in certificated form, no service charge will be made for any transfer or exchange of any of those debt securities. Globalstar and Globalstar Capital may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange of those debt securities.

BOOK-ENTRY DEBT SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with the depositary identified in the applicable prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred. However, transfers of the whole security between the depositary for that global security and its nominee or their respective successors are permitted.

     Unless otherwise stated, The Depository Trust Company, New York, New York will act as depositary for each series of global securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be effected only through, records maintained by DTC and its participants.

     DTC has provided the following information to us. DTC is a:

     - limited-purpose trust company organized under the New York Banking Law;

     - a banking organization within the meaning of the New York Banking Law;

     - a member of the U.S. Federal Reserve System;

     - a clearing corporation within the meaning of the New York Uniform Commercial Code; and

     - a clearing agency registered under the provisions of Section 17A of the Securities Exchange Act.

     DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, in deposited securities through electronic computerized book-entry changes in the direct participant's accounts. This eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

     Principal and interest payments on global securities registered in the name of DTC's nominee will be made in immediately available funds to DTC's nominee as the registered owner of the global securities. Globalstar, Globalstar Capital and the trustee will treat DTC's nominee as the owner of the global securities for all other purposes as they may determine. Accordingly, Globalstar and Globalstar Capital, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities. It is DTC's current practice, upon receipt of any payment of principal or interest, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities. These payments will be the responsibility of the direct and indirect participants and not of DTC, the trustee, Globalstar or Globalstar Capital.

     Debt securities represented by a global security will be exchangeable for debt securities in definitive form of like amount and terms in authorized denominations only if:

     - DTC notifies Globalstar and Globalstar Capital that it is unwilling or unable to continue as depositary;

     - DTC ceases to be a registered clearing agency and a successor depositary is not appointed by Globalstar and Globalstar Capital within 90 days; or

     - Globalstar and Globalstar Capital determine not to require all of the debt securities of a series to be represented by a global security and notify the trustee of their decisions.

MERGER

     Under the terms of the indentures, Globalstar generally may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other legal entity, if Globalstar is either the continuing entity or, if Globalstar is not the continuing entity:

     - the successor entity is organized under the laws of Bermuda or the United States of America and expressly assumes all payments on all the debt securities and the performance and observance of all the covenants and conditions of the applicable indenture;

     - neither Globalstar nor the successor entity is in default immediately after the transaction under the indenture;

     - immediately after giving effect to such transaction, the successor entity would be able to incur an additional $1.00 of debt pursuant to the terms of the indenture;

     - immediately after giving effect to the transaction, the successor entity has a consolidated net worth that is not less than the consolidated net worth of Globalstar immediately prior to the transaction; and

     - Globalstar has delivered to the trustee an officer's certificate and an opinion of counsel, each stating that the transaction complies with the indenture.

     The indentures will not permit Globalstar Capital to consolidate with, or sell, lease or convey substantially all of its assets to, or merger with or into, any other legal entity.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     SENIOR INDENTURE. The senior indenture will provide that the following are events of default with respect to any series of senior debt securities:

     - default for 30 days in the payment of any interest on any debt security of that series;

     - default in the payment of the principal of or premium, if any, on any debt security of that series at its maturity;

     - default in making a sinking fund payment required for any debt security of that series;

     - default in the performance of any of Globalstar's other covenants in the senior indenture that continues for 60 days after written notice, other than default in a covenant included in the senior indenture solely for the benefit of another series of senior debt securities;

     - the acceleration of the maturity of more than $10,000,000 in the aggregate of any of Globalstar's other indebtedness, where that indebtedness is not discharged or that acceleration is not rescinded or annulled;

     - certain events of bankruptcy, insolvency or reorganization of Globalstar or its property; and

     - any other event of default provided with respect to a particular series of debt securities.

     The senior trustee generally may withhold notice to the holders of any series of debt securities of any default with respect to that series if it considers the withholding to be in the interest of those holders. However, the senior trustee may not withhold notice of any default in the payment of the principal of, or premium, if any, or interest on any debt security of that series or in the payment of any sinking fund installment in respect of any debt security of that series.

     If an event of default with respect to any series of senior debt securities occurs and is continuing, the senior trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all of the debt securities of that series immediately due and payable. Subject to certain conditions, the holders of a majority in principal amount of outstanding debt securities of that series may rescind and annul that acceleration. However, they may only do so if all events of default, other than the non-payment of accelerated principal or specified portion of accelerated principal, with respect to debt securities of that series have been cured or waived.

     Holders of a majority in principal amount of any series of outstanding senior debt securities may, subject to some limitations, waive any past default with respect to that series and the consequences of the default. The prospectus supplement relating to any series of senior debt securities which are original issue discount securities will describe the particular provisions relating to acceleration of a portion of the principal amount of those original issue discount securities upon the occurrence and continuation of an event of default. Within 120 days after the close of each fiscal year, Globalstar and Globalstar Capital must file with the senior trustee a statement, signed by specified of their officers, stating whether those officers have knowledge of any default under the senior indenture.

     Except with respect to its duties in case of default, the senior trustee is not obligated to exercise any of its rights or powers at the request or direction of any holders of any series of outstanding senior debt securities, unless those holders have offered the senior trustee reasonable security or indemnity. Subject to those indemnification provisions and limitations contained in the senior indenture, the holders of a majority in principal amount of any series of the outstanding debt securities issued thereunder may direct any proceeding for any remedy available to the senior trustee, or the exercising of any of the senior trustee's trusts or powers.

     SUBORDINATED INDENTURE. The subordinated indenture will provide that the following are events of default with respect to any series of subordinated debt securities:

     - default for 30 days in the payment of any interest on any debt security of that series;

     - default in the payment of the principal of or premium, if any, on any debt security of that series at its maturity;

     - default in making a sinking fund payment required for any debt security of that series;

     - any default in the performance of any of our other covenants in the subordinated indenture that continues for 60 days after written notice, other than default in a covenant included in the subordinated indenture solely for the benefit of another series of subordinated debt securities;

     - the acceleration of more than $10,000,000, where that indebtedness is not discharged or that acceleration is not rescinded or annulled;

     - certain events relating to the bankruptcy, insolvency or reorganization of us or our property; and

     - any other event of default provided with respect to a particular series of debt securities.

     The subordinated trustee generally may withhold notice to the holders of any series of subordinated debt securities of any default with respect to that series if it considers the withholding to be in the interest of the holders. However, the subordinated trustee may not withhold notice of any default in the payment of the principal of or premium, if any or interest on any debt security of that series or in the payment of any sinking fund installment in respect of any debt security of that series.

     If an event of default with respect to any series of subordinated debt securities occurs and is continuing, the subordinated trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all of the debt securities of that series immediately due and payable. Subject to certain conditions, the holders of a majority in principal amount of outstanding debt securities of that series may rescind and annul that acceleration. However, they may only do so if all events of default with respect to debt securities of that series have been cured or waived. Holders of a majority in principal amount of any series of the outstanding subordinated debt securities may, subject to some limitations, waive any past default with respect to that series and the consequences of the default. The prospectus supplement relating to any series of subordinated debt securities which are original issue discount securities will describe the particular provisions relating to acceleration of a portion of the principal amount of those original issue discount securities upon the occurrence and continuation of an event of default. Within 120 days after the close of each fiscal year, Globalstar and Globalstar Capital must file with the subordinated trustee a statement, signed by their specified officers, stating whether these officers have knowledge of any default under the subordinated indenture.

     Except with respect to its duties in case of default, the subordinated trustee is not obligated to exercise any of its rights or powers at the request or direction of any holders of any series of outstanding subordinated debt securities, unless those holders have offered the subordinated trustee reasonable security or indemnity. Subject to those indemnification provisions and limitations contained in the subordinated indenture, the holders of a majority in principal amount of any series of the outstanding subordinated debt securities may direct any proceeding for any remedy available to the subordinated trustee, or the exercising of any of the subordinated trustee's trusts or powers.

AMENDMENT, SUPPLEMENT AND WAIVER

     SENIOR INDENTURE. Modifications and amendments of the senior indenture may be made only, subject to some exceptions, with the consent of the holders of a majority in aggregate principal amount of all outstanding debt securities under the senior indenture which are affected by the modification or amendment.

     However, to the extent discussed in the prospectus supplement, the holder of each affected senior debt security must consent to any modification or amendment of the senior indenture that:

     - changes the stated maturity of the principal of, or the premium, if any, or any installment of interest on, that debt security;

     - reduces the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, that debt security;

     - reduces the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of its maturity or would be provable in bankruptcy;

     - adversely affects any right of repayment of the holder of that debt security;

     - changes the place of payment where, or the currency in which, any payment on that debt security is payable;

     - impairs the right to institute suit to enforce any payment on or with respect to that debt security;

     - reduces the percentage of outstanding debt securities of any series necessary to modify or amend the senior indenture or to waive compliance with some of its provisions or defaults and their consequences; or

     - make any change in any subsidiary guarantee that would adversely affect the rights of holders of that security.

     Globalstar, Globalstar Capital and the senior trustee may amend the senior indenture without the consent of the holders of any senior debt securities in certain limited circumstances, such as:

     - to evidence the succession of another entity to Globalstar and the assumption by the successor of Globalstar's covenants contained in the senior indenture;

     - to secure the securities; and

     - to cure any ambiguity, to correct or supplement any provision in the senior indenture which may be inconsistent with any other provision of the senior indenture.

     SUBORDINATED INDENTURE. Modifications and amendments to the subordinated indenture may be made only, subject to some exceptions, with the consent of the holders of a majority in aggregate principal amount of all outstanding debt securities under the subordinated indenture which are affected by the modification or amendment. However, to the extent discussed in the prospectus supplement, the holder of each affected subordinated debt security must consent to any modification or amendment of the subordinated indenture that:

     - changes the stated maturity of the principal of, or the premium, if any, or any installment of interest on, that debt security;

     - reduces the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, that debt security;

     - reduces the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of its maturity or would be provable in bankruptcy;

     - adversely affects any right of the repayment of the holder of that debt security;

     - changes the place of payment where, or the currency in which, any payment on that debt security is payable;

     - impairs the right to institute suit to enforce any payment on or with respect to that debt security;

     - reduces the percentage of outstanding debt securities of any series necessary to modify or amend the subordinated indenture or to waive compliance with some of its provisions or defaults and their consequences; or

     - subordinates the indebtedness evidenced by that debt security to any of our indebtedness other than senior indebtedness.

     Globalstar, Globalstar Capital and the subordinated trustee also may amend the subordinated indenture without the consent of the holders of any subordinated debt securities in certain limited circumstances, such as:

     - to evidence the succession of another entity to Globalstar and the assumption by the successor of Globalstar's covenants contained in the subordinated indenture;

     - to secure the securities; and

     - to cure any ambiguity, to correct or supplement any provision in the subordinated indenture which may be inconsistent with any other provision of the subordinated indenture.

DEFEASANCE AND COVENANT DEFEASANCE

     To the extent stated in the prospectus supplement, Globalstar and Globalstar Capital may elect to apply the provisions relating to defeasance and discharge of indebtedness, or to defeasance of certain restrictive covenants in the indentures, to the debt securities of any series.

     When Globalstar and Globalstar Capital establish a series of debt securities, Globalstar and Globalstar Capital may provide that that series is subject to the defeasance and discharge provisions of the applicable indenture. If those provisions are made applicable, Globalstar and Globalstar Capital may elect either:

     - to defease and be discharged from, subject to some limitations, all of its obligations with respect to those debt securities; or

     - to be released from its obligations to comply with specified covenants relating to those debt securities as described in the applicable prospectus supplement.

     To effect that defeasance or covenant defeasance, Globalstar and Globalstar Capital must irrevocably deposit in trust with the relevant trustee an amount in any combination of funds or government obligations, which, through the payment of principal and interest in accordance with their terms, will provide money sufficient to make payments on those debt securities and any mandatory sinking fund or analogous payments on those debt securities.

     On such a defeasance, Globalstar and Globalstar Capital will not be released from obligations:

     - to pay additional amounts, if any, upon the occurrence of some events;

     - to register the transfer or exchange of those debt securities;

     - to replace some of those debt securities;

     - to maintain an office relating to those debt securities; and

     - to hold moneys for payment in trust.

     To establish such a trust Globalstar and Globalstar Capital must, among other things, deliver to the relevant trustee an opinion of counsel to the effect that the holders of those debt securities:

     - will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance; and

     - will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. In the case of defeasance, the opinion of counsel must be based upon a ruling of the IRS or a change in applicable U.S. federal income tax law occurring after the date of the applicable indenture.

     Government obligations mean generally securities which are:

     - direct obligations of the U.S. or of the government which issued the foreign currency in which the debt securities of a particular series are payable, in each case, where the issuer has pledged its full faith and credit to pay the obligations; or

     - obligations of an agency or instrumentality of the U.S. or of the government which issued the foreign currency in which the debt securities of that series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the U.S. or that other government.

     In any case, the issuer of government obligations cannot have the option to call or redeem the obligations. In addition, government obligations include, subject to certain qualifications, a depository receipt issued by a bank or trust company as custodian with respect to any government obligation or a specific payment of interest on or principal of any such government obligation held by the custodian for the account of a depository receipt holder.

     If Globalstar and Globalstar Capital effect covenant defeasance with respect to any debt securities, the amount on deposit with the relevant trustee will be sufficient to pay amounts due on the debt securities at the time of their stated maturity. However, those debt securities may become due and payable prior to their stated maturity if there is an event of default with respect to a covenant from which Globalstar and Globalstar Capital have not been released. In that event, the amount on deposit may not be sufficient to pay all amounts due on the debt securities at the time of the acceleration.

     The applicable prospectus supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance, including any modifications to the provisions described above.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities (1) through agents, (2) through underwriters, (3) to dealers, or (4) directly to one or more purchasers. The applicable prospectus supplement will describe the terms of the offering of the securities, including:

     - the name or names of any underwriters, if any;

     - whether these underwriters operate in or outside of the United States;

     - the purchase price of the securities and the proceeds we will receive from the sale;

     - any underwriting discounts and other items constituting underwriters' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchange or market on which the securities may be listed.

     Offered securities may be sold through agents designated by us. Unless otherwise indicated in a prospectus supplement, the agents will use their best efforts to solicit purchases for the period of their appointment.

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. We may also decide to sell the offered securities or parts of any offering outside of the United States, using international underwriters. In such an event, we will file a separate information prospectus with the SEC.

     If a dealer is used in the sale, we will sell the offered securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale.

     We may also sell offered securities directly to institutional investors or others. In this case, no underwriters or agents would be involved.

     We may authorize underwriters, dealers and agents to solicit offers by certain institutional investors to purchase offered securities under contracts providing for payment and delivery on a future date specified in the prospectus supplement. The prospectus supplement will also describe the public offering price for the securities and the commission payable for solicitation of these delayed delivery contracts. Delayed delivery contracts will contain definite fixed price and quantity terms. The obligations of a purchaser under these delayed delivery contracts will be subject to only two conditions:

     - that the institution's purchase of the securities at the time of delivery of the securities is not prohibited under the law of any jurisdiction to which the institution is subject; and

     - that we shall have sold to the underwriters the total principal amount of the offered securities, less the principal amount covered by the delayed delivery contracts.


     Underwriters, dealers, agents and direct purchasers that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents will be identified and their compensation described in a prospectus supplement. Bear, Stearns & Co. Inc. may act as an underwriter for one or more at-the-market offerings of GTL equity securities on the Nasdaq National Market, which is the existing trading market for those shares.


     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

     The place and time of delivery of the offered securities will be described in the prospectus supplement.

                                 LEGAL MATTERS

     Appleby, Spurling & Kempe will issue an opinion as to the validity of the offered securities under Bermuda law and Willkie Farr & Gallagher will issue an opinion as to the validity of the offered securities under U.S. federal law, Delaware law and New York law. Any underwriters will be advised about other issues relating to any offering by their own legal counsel. As of June 30, 1999, partners and counsel in Willkie Farr & Gallagher beneficially owned 110,000 shares of GTL common stock. Mr. Robert B. Hodes is counsel to the law firm of Willkie Farr & Gallagher and a Director of Loral and GTL and a member of the Executive and Audit Committees of the Boards of Directors of both Loral and GTL.

                                    EXPERTS

     The annual financial statements of GTL and Globalstar incorporated in this prospectus by reference from GTL's and Globalstar's Annual Report on Form 10-K for the year ended December 31, 1998 and the balance sheets of Globalstar Capital and Loral/Qualcomm Satellite

Services, L.P., as of December 31, 1998 and 1997 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included or incorporated by reference in this prospectus, and have been so included or incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC which you can read at the SEC's Web site at http://www.sec.gov. You can also read these documents at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, NY. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms.

     We have filed a registration statement with the SEC on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's web site and public reference facilities. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

     The SEC allows us to "incorporate by reference" the information we file with it, which means we can satisfy our legal obligations to disclose important information contained in those documents by referring you to them. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. More recent information that we file with the SEC automatically updates and supersedes any inconsistent information contained in prior filings.

     The documents listed below have been filed under the Securities and Exchange Act of 1934 with the SEC and are incorporated herein by reference:

     - GTL's and Globalstar's Annual Report on Form 10-K for the year ended December 31, 1998;

     - GTL's and Globalstar's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999;

     - GTL's and Globalstar's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999;

     - GTL's Proxy Statement relating to the 1999 Annual Meeting of
       Shareholders;

     - GTL's and Globalstar's Current Report on Form 8-K, filed January 8, 1999;

     - GTL's and Globalstar's Current Report on Form 8-K, filed January 22,
       1999;

     - GTL's and Globalstar's Current Report on Form 8-K, filed August 6, 1999; and

     - the description of GTL's common stock contained in GTL's registration statement on Form 8-A filed under the Exchange Act and any amendments or reports filed for the purpose of updating such description.

     We also incorporate by reference all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of the securities under this prospectus is completed.

     We will provide without charge to each person, including any person having a control relationship with that person, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone to Globalstar Telecommunications Limited, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda, Attn: Secretary, (441) 295-2244. For information about Globalstar and Globalstar Capital, please direct your request in writing or by telephone to Globalstar, L.P. at 3200 Zanker Road, P.O. Box 640670, San Jose, California 95134-0670, Attention Stephen C. Wright, (408) 933-4000.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                         INDEX TO FINANCIAL STATEMENTS

GLOBALSTAR CAPITAL CORPORATION
Independent Auditors' Report................................    F-2
Balance Sheets..............................................    F-3
Notes to Balance Sheets.....................................    F-4
LORAL/QUALCOMM SATELLITE SERVICES, L.P.
Independent Auditors' Report................................    F-6
Balance Sheets..............................................    F-7
Notes to Balance Sheets.....................................    F-8

                          INDEPENDENT AUDITORS' REPORT

To the Stockholder of Globalstar Capital Corporation:

     We have audited the accompanying balance sheets of Globalstar Capital Corporation (a wholly-owned subsidiary of Globalstar, L.P.) as of December 31, 1998 and 1997. These balance sheets are the responsibility of the Company's management. Our responsibility is to express an opinion on these balance sheets based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion.

     In our opinion, such balance sheets present fairly, in all material respects, the financial position of Globalstar Capital Corporation as of December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Jose, California
February 16, 1999

                         GLOBALSTAR CAPITAL CORPORATION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                                 BALANCE SHEETS

                                                                  DECEMBER 31,
                                                                ----------------
                                                                 1998      1997
                                                                ------    ------
ASSETS
Receivable from Parent......................................    $1,000    $1,000
                                                                ======    ======
LIABILITIES AND STOCKHOLDER'S EQUITY
Commitments and contingencies (Note 3)......................
Stockholder's equity........................................
  Common stock, par value $.10; 1,000 shares authorized,
     issued and outstanding.................................    $   10    $   10
Paid-in capital.............................................       990       990
                                                                ------    ------
                                                                $1,000    $1,000
                                                                ======    ======

See notes to balance sheets.

                         GLOBALSTAR CAPITAL CORPORATION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                            NOTES TO BALANCE SHEETS

1.  ORGANIZATION

     Globalstar Capital Corporation ("Globalstar Capital"), a wholly-owned subsidiary of Globalstar, L.P. ("Globalstar") was formed on July 24, 1995 for the primary purpose of serving as a co-issuer and co-obligor with respect to certain debt obligations of Globalstar.

2.  COMMITMENTS AND CONTINGENCIES

     Globalstar Capital is a co-obligor on the following Globalstar borrowings:

11 3/8% $500 MILLION SENIOR NOTES DUE 2004

     In February, 1997, Globalstar sold $500 million principal amount of 11 3/8% Senior Notes due 2004 in a private offering. The notes are senior in right of payment to Globalstar's 8% Convertible Redeemable Preferred Partnership Interests ("8% RPPIs"), may not be redeemed prior to February 2002 and are subject to a prepayment premium prior to 2004. Interest is paid semi-annually.

11 1/4% $325 MILLION SENIOR NOTES DUE 2004

     In June, 1997, Globalstar sold $325 million principal amount of 11 1/4% Senior Notes due 2004 in a private offering. The notes are senior in right of payment to Globalstar's 8% RPPIs, may not be redeemed prior to June 2002 and are subject to a prepayment premium prior to 2004. Interest is paid semi-annually.

10 3/4% $325 MILLION SENIOR NOTES DUE 2004

     In October, 1997, Globalstar sold $325 million principal amount of 10 3/4% Senior Notes due 2004 in a private offering. The notes are senior in right of payment to Globalstar's 8% RPPI's, may not be redeemed prior to November 2002 and are subject to a prepayment premium prior to 2004. Interest is paid semi-annually.

11 1/2% $300 MILLION SENIOR NOTES DUE 2005

     In May, 1998, Globalstar sold $300 million principal amount of 11 1/2% Senior Notes due 2005 in a private offering. The notes are senior in right of payment to Globalstar's 8% RPPI's, may not be redeemed prior to June 2003 and are subject to a prepayment premium prior to 2005. Interest is paid semi-annually.

     The indentures for the 11 3/8% Senior Notes, the 11 1/4% Senior Notes, the 10 3/4% Senior Notes, and the 11 1/2% Senior Notes contain certain covenants that, among other things, limit the ability of Globalstar to incur additional debt, issue preferred stock, or pay dividends and certain distributions. In certain limited circumstances involving a change of control of Globalstar, as defined, each note is redeemable at the option of the holder for 101% of the principal amount plus accrued interest.

     Globalstar Capital is a guarantor of a $250 million credit agreement between Globalstar and a group of banks. At December 31, 1998, and December 31, 1997, there were no borrowings outstanding under this agreement.

                         GLOBALSTAR CAPITAL CORPORATION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                     NOTES TO BALANCE SHEETS -- (CONTINUED)

3.  SUBSEQUENT EVENTS

     On January 21, 1999, Globalstar sold to GTL 7 million units (face amount of $50 per unit) of 8% RPPIs in Globalstar, in connection with GTL's offering of 7 million shares (face amount of $50 per share) of 8% Convertible Redeemable Preferred Stock due 2011 (the "Preferred Stock"). Dividends on the 8% RPPIs and the Preferred Stock accrue at 8% per annum and are payable quarterly. Globalstar is using the funds for the construction and deployment of the Globalstar System.

     The Preferred Stock is convertible into shares of GTL common stock at a conversion price of $23.2563 per share, subject to adjustment for certain antidilution events. As of January 21, 1999, the Preferred Stock was convertible into 15,049,685 shares of GTL common stock. Loral purchased 3 million shares ($150 million face amount) of the Preferred Stock issued, in order to maintain its prior percentage ownership interest in Globalstar.

     The Preferred Stock has limited voting rights. With respect to dividend rights and rights upon liquidation, winding up and dissolution, the Preferred Stock ranks senior to common stock and to all other future series of preferred stock or other class of capital stock of GTL, the terms of which do not expressly provide that such series or class ranks senior to or on parity with the Preferred Stock. Prior to its mandatory redemption date, the Preferred Stock is redeemable (at a premium which declines over time) by GTL beginning in February 2002 (or beginning in February 2000 if GTL's stock price exceeds certain defined price ranges). Payments due on the Preferred Stock may be made in cash, GTL common stock or a combination of both at the option of GTL. In the event accrued and unpaid dividends accumulate to an amount equal to six quarterly dividends, holders of the majority of the outstanding shares of Preferred Stock will be entitled to elect additional members to GTL's Board of Directors.

     The 8% RPPIs rank senior to ordinary partnership interests and have terms substantially similar to the Preferred Stock. However, they are subordinate to all existing and future liabilities of Globalstar, and cash distributions thereon are limited to the amount of the partnership capital accounts that are maintained for such interests. The 8% RPPIs will convert to ordinary partnership interests upon any conversion of the Preferred Stock into GTL common stock. Payments due on the 8% RPPIs may be made in cash. Globalstar ordinary partnership interests or a combination of both at the option of Globalstar.

                          INDEPENDENT AUDITORS' REPORT

To the Partners of Loral/Qualcomm Satellite Services, L.P.

     We have audited the accompanying balance sheets of Loral/Qualcomm Satellite Services, L.P. (a General Partner of Globalstar, L.P.) as of December 31, 1998 and 1997. These balance sheets are the responsibility of the Partnerships' management. Our responsibility is to express an opinion on these balance sheets based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion.

     In our opinion, such balance sheets present fairly, in all material respects, the financial position of Loral/Qualcomm Satellite Services, L.P. as of December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Jose, California
February 16, 1999

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               DECEMBER 31,    DECEMBER 31,
                                                                   1998            1997
                                                               ------------    ------------
ASSETS:
Investment in Globalstar, L.P. ............................         $--             $--
Total assets...............................................
                                                                    ==              ==
PARTNERS' CAPITAL:
Partnership interests (18,000 interests outstanding).......         $--             $--
Total partners' capital....................................
                                                                    ==              ==

See notes to balance sheets.

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                            NOTES TO BALANCE SHEETS

1.  ORGANIZATION AND BACKGROUND

     Loral/Qualcomm Satellite Services, L.P. ("LQSS"), was formed in November 1993 as a Delaware limited partnership with a December 31 fiscal year end. The general partner of LQSS is Loral/Qualcomm Partnership, L.P. ("LQP"), a limited partnership whose general partner is Loral General Partner, Inc. ("LGP"), a subsidiary of Loral Space & Communications Ltd., a Bermuda company ("Loral") and whose limited partners include a subsidiary of QUALCOMM Incorporated ("Qualcomm").

     Effective April 23, 1996, a merger between Loral Corporation ("Old Loral") and Lockheed Martin Corporation ("Lockheed Martin") was completed. In conjunction with the merger, Old Loral's space and communications businesses, including its direct and indirect interests in LGP, LQP, LQSS, Globalstar, L.P. ("Globalstar"), Globalstar Telecommunications Limited ("GTL"), Space Systems/Loral, Inc. ("SS/L"), and other affiliated businesses, as well as certain other assets, were transferred to Loral.

     LQSS's only activity is acting as the managing general partner of Globalstar, a development stage limited partnership, which was founded to design, construct and operate a worldwide, low-earth orbit satellite-based wireless digital telecommunications system (the "Globalstar System"). The Globalstar System's world-wide coverage is designed to enable its service providers to extend modern telecommunications services to millions of people who currently lack basic telephone service and to enhance wireless communications in areas underserved or not served by existing or future cellular systems, providing a telecommunications solution in parts of the world where the build-out of terrestrial systems cannot be economically justified.

     At December 31, 1998, LQSS held a 30.9% interest in Globalstar's outstanding partnership interests. As LQSS's investment in Globalstar is LQSS's only asset, LQSS is dependent upon Globalstar's success and achievement of profitable operations for the recovery of its investment. Globalstar is a development stage limited partnership which may encounter problems, delays and expenses, many of which may be beyond Globalstar's control. These may include, but are not limited to, problems related to technical development of the system, testing, regulatory compliance, manufacturing and assembly, potential launch failures which could delay the program schedule, the competitive and regulatory environment in which Globalstar will operate, marketing problems and costs and expenses that may exceed current estimates. There can be no assurance that substantial delays in any of the foregoing matters would not delay Globalstar's achievement of profitable operations and effect the recoverability of LQSS's investment. All expenses necessary to maintain LQSS's operations are borne by Globalstar.

     While it is not anticipated that LQSS will incur any direct obligations for borrowed money or any other liabilities, it will, as a general partner of Globalstar, be jointly and severally liable for all liabilities of Globalstar other than those that are by contract made expressly non-recourse to Globalstar's general partners or otherwise guaranteed. Limited partners in LQSS do not, in general, have such joint and several liability.

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                     NOTES TO BALANCE SHEETS -- (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT IN GLOBALSTAR, L.P.

     LQSS accounts for its investment in Globalstar using the equity method of accounting. Under this method, LQSS recognizes its allocated share of Globalstar's net loss, for each period since its initial investment in March 1994. The difference between LQSS's initial investment in Globalstar and its interest in Globalstar's ordinary partnership capital, at that time, is attributable to certain intangible assets contributed to Globalstar for development of the Globalstar System; this difference will be accreted by LQSS on a ratable basis upon Globalstar's commencement of commercial services. During 1995, LQSS's investment in Globalstar was reduced to zero. Accordingly, LQSS has discontinued providing for its allocated share of Globalstar's net losses, and will recognize a liability as a result of its general partner status in Globalstar only in the event that Globalstar's losses result in an aggregate ordinary partners' capital deficiency. At December 31, 1998, suspended losses representing LQSS's unrecognized equity in Globalstar's net losses aggregated approximately $107,944,000.

NET (LOSS) INCOME ALLOCATION

     The partnership agreements of LQSS and Globalstar provide that net losses of each partnership are allocated among the partners with positive adjusted capital account balances in accordance with their relative percentage interests until the adjusted capital account balances of all partners are zero. Any further net loss is allocated to the general partner.

     Net income of each partnership is allocated among the partners in proportion to, and to the extent of, distributions made to the partners out of receipts for the period, as defined, then in proportion to and to the extent of negative adjusted capital account balances and then in accordance with percentage interests.

     Under the terms of the partnership agreements, adjusted partners' capital accounts are calculated in accordance with the principles of U.S. Treasury Regulations governing the allocation of taxable income and loss including adjustments to reflect the fair market value (including intangibles) of partnership assets upon certain capital transactions including a sale of partnership interests. Such adjustments are not permitted under generally accepted accounting principles and, accordingly, are not reflected in the accompanying financial statements.

INCOME TAXES

     LQSS was organized as a Delaware limited partnership. As such, no income tax provision (benefit) is included in the accompanying financial statements since U.S. income taxes are the responsibility of its partners. Generally, taxable income (loss), deductions and credits of LQSS will be passed proportionately through to its partners.

3.  INVESTMENT IN GLOBALSTAR

     On March 23, 1994, LQSS entered into a subscription agreement to acquire 18,000,000 general ordinary partnership interests in Globalstar for $50,000,000. LQSS paid $38,691,000 in cash during 1994 and 1995 and received a credit of $11,309,000 against its capital subscription, as compensation

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                     NOTES TO BALANCE SHEETS -- (CONTINUED)

for certain costs incurred by the partners of its general partner, LQP. As of December 31, 1998, Globalstar had 38,242,593 general and 19,937,500 limited ordinary partnership interests outstanding.

     On February 14, 1995, GTL completed an initial public offering of 40,000,000 shares of common stock, resulting in net proceeds of $185,750,000, which were used to purchase 10,000,000 ordinary general partnership interests in Globalstar. LQSS and the other partners in Globalstar have the right to exchange their ordinary partnership interests into shares of GTL common stock on an approximate one-for-four basis following the Full Coverage Date, as defined, of the Globalstar System and after two consecutive quarters of positive net income, subject to certain annual limitations. GTL has reserved approximately 152 million shares for this purpose.

     In May 1997 and June 1998, GTL issued two-for-one stock splits in the form of 100% stock dividends. Prior to the stock splits, GTL's equity securities and convertible securities were represented by equivalent Globalstar partnership interests on an approximate one-for-one basis. Globalstar's partnership interests were not affected by the GTL stock splits and, accordingly, GTL's equity securities are now represented by equivalent Globalstar partnership interests on an approximate four-for-one basis. All GTL shares and per share amounts have been restated to reflect the two-for-one stock splits.

     On December 15, 1995, Globalstar entered into a $250 million credit agreement (the "Global Credit Agreement") with a group of banks. Lockheed Martin, Qualcomm, SS/L and another Globalstar partner have guaranteed $206.3 million, $21.9 million, $11.7 million and $10.1 million of the Globalstar Credit Agreement, respectively. In addition, Loral agreed to indemnify Lockheed Martin for any liability in excess of $150 million.

     Pursuant to other equity arrangements entered into by Globalstar, additional Globalstar ordinary partnership interests have been reserved for issuance. As LQSS is not a participant in such arrangements, such issuances would result in the dilution of LQSS's interest in Globalstar's ordinary partnership interests. At December 31, 1998 and 1997, LQSS held directly 18,000,000 ordinary general partnership interests, or 30.9% and 34.4%, of the outstanding 58,180,093 and 52,319,076 ordinary partnership interests of Globalstar, respectively.

     At December 31, 1998, Globalstar had reserved additional ordinary partnership interests for issuance for: exercise of warrants to purchase GTL common stock issued in connection with Globalstar's 11 3/8% Senior Notes due 2004 (1,017,331 interests), exercise of a warrant issued to China Telecom to purchase Globalstar ordinary partnership interests (937,500 interests), and interests reserved for issuance under GTL's 1994 stock option plan (617,873 interests). Assuming all such reserved interests had been issued at December 31, 1998, LQSS's direct interest in Globalstar's ordinary partnership interests would have decreased to 29.6%.

     On January 21, 1999, Globalstar sold GTL $350 million face amount of 8% redeemable preferred partnership interests ("8% RPPI's") in connection with GTL's offering of $350 million of 8% Convertible Preferred Stock due 2011. Conversion of the 8% RPPI's would result in the issuance of 3,762,421 interests, subject to adjustment for certain antidilution events. Assuming all such reserved interests had been issued at December 31, 1998, LQSS's direct interest in Globalstar's ordinary partnership interests would have decreased to 27.9%.

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                     NOTES TO BALANCE SHEETS -- (CONTINUED)

     In addition, Globalstar may elect to make the preferred distribution on the 8% RPPI's in ordinary partnership interests, versus cash, which would further dilute LQSS's direct interest in Globalstar's ordinary partnership interests.

4.  PARTNERS' CAPITAL

     On March 23, 1994, LQSS received capital subscriptions of $50,000,000 for a 42.2% general partnership interest and 57.8% limited partnership interests, representing all issued and outstanding partnership interests. Of these capital subscriptions, $38,691,000 was received in cash during 1994 and 1995 and a capital subscription credit of $11,309,000 was issued to the general and limited partners as compensation for expenditures incurred by Loral and Qualcomm from January 1, 1993 through March 22, 1994, relating to the Globalstar System. LQSS was in turn granted a credit against its capital subscription payable to Globalstar for the same amount.

     On April 14, 1997, LQSS effected a six-for-one split of partnership interests so that one LQSS partnership interest would represent an effective ownership of one Globalstar partnership interest. All LQSS interest and per interest amounts have been restated to reflect the six-for-one split.

5.  RELATED PARTY TRANSACTIONS

GLOBALSTAR MANAGING PARTNER'S ALLOCATION

     Commencing after the initiation of Globalstar's services, LQSS will receive a managing partner's allocation equal to 2.5% of Globalstar's revenues up to $500 million, plus 3.5% of revenues in excess of $500 million. This managing partner's allocation will be distributed to LQSS's general partner, LQP. Should Globalstar incur a net loss in any year following commencement of services, the allocation for that year will be reduced by 50% and Globalstar will be reimbursed for allocation payments, if any, made in any prior quarter of such year, sufficient to reduce the management allocation for such year to 50%. No allocations have been received to date. The allocation may be deferred (with interest 4% per annum) in any quarter in which Globalstar would report negative cash flow from operations if the allocation were made.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $500,000,000

 GLOBALSTAR TELECOMMUNICATIONS          GLOBALSTAR, L.P.
            LIMITED              GLOBALSTAR CAPITAL CORPORATION
         COMMON STOCK                    DEBT SECURITIES
        PREFERRED STOCK
           WARRANTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                            ------------------------

                                   FORM 10-Q

            QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2000

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED

                                  CEDAR HOUSE
                                41 CEDAR AVENUE
                             HAMILTON HM12, BERMUDA
                           TELEPHONE: (441) 295-2244

                         COMMISSION FILE NUMBER 0-25456

                     JURISDICTION OF INCORPORATION: BERMUDA

                     IRS IDENTIFICATION NUMBER: 13-3795510

                                GLOBALSTAR, L.P.

                                3200 ZANKER ROAD
                               SAN JOSE, CA 95134
                           TELEPHONE: (408) 933-4000

                       COMMISSION FILE NUMBER: 333-25461

                    JURISDICTION OF INCORPORATION: DELAWARE

                     IRS IDENTIFICATION NUMBER: 13-3759024

     The registrants have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and have been subject to such filing requirements for the past 90 days.

     As of July 21, 2000, there were 96,911,740 shares of Globalstar Telecommunications Limited common stock outstanding.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Part I.   FINANCIAL INFORMATION
          Globalstar Telecommunications Limited (A General Partner of
            Globalstar L.P.)..........................................    2
          Globalstar, L.P.............................................    8
          Management's Discussion and Analysis of Financial Condition
            and Results of Operations.................................   16

Part II.  OTHER INFORMATION
          Submission of Matters to a Vote of Security Holders.........   19
          Exhibits and Reports of Form 8-K............................   20

                                     PART I

                             FINANCIAL INFORMATION

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                            CONDENSED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               JUNE 30,     DECEMBER 31,
                                                                 2000           1999
                                                              -----------   ------------
                                                              (UNAUDITED)      (NOTE)
ASSETS
Investment in Globalstar, L.P.:
  Redeemable preferred partnership interests................  $  358,967     $  358,968
  Dividends receivable......................................       3,323          3,323
  Ordinary partnership interests............................     727,360        661,072
  Ordinary partnership warrants.............................      11,268         11,539
                                                              ----------     ----------
       Total assets.........................................  $1,100,918     $1,034,902
                                                              ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Dividends payable.........................................  $    3,323     $    3,323
Commitments and contingencies
Shareholders' equity:
  Preference shares, $.01 par value, 20,000,000 shares
     authorized:
     8% Series A convertible redeemable preferred stock,
      (4,396,295 shares outstanding, $220 million redemption
      value)................................................     213,393        213,393
     9% Series B convertible redeemable preferred stock,
      (2,999,990 and 3,000,000 shares outstanding at June
      30, 2000 and December 31, 1999, respectively, $150
      million redemption value).............................     145,574        145,575
  Common stock, $1.00 par value, 600,000,000 shares
     authorized (96,911,740 and 88,742,794 shares
     outstanding at June 30, 2000 and December 31, 1999,
     respectively)..........................................      96,912         88,743
  Paid-in capital...........................................   1,001,132        756,615
  Warrants..................................................      11,268         11,539
  Accumulated deficit.......................................    (370,684)      (184,286)
                                                              ----------     ----------
     Total shareholders' equity.............................   1,097,595      1,031,579
                                                              ----------     ----------
       Total liabilities and shareholders' equity...........  $1,100,918     $1,034,902
                                                              ==========     ==========

---------------
NOTE: The December 31, 1999 balance sheet has been derived from audited financial statements at that date.

                  See notes to condensed financial statements.

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                       CONDENSED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                         THREE MONTHS ENDED     SIX MONTHS ENDED
                                                              JUNE 30,              JUNE 30,
                                                         -------------------   ------------------
                                                           2000       1999       2000      1999
                                                         --------   --------   --------   -------
Equity in net loss applicable to ordinary partnership
  interests of Globalstar, L.P. .......................  $83,811    $15,777    $166,013   $31,475
Amortization of excess carrying value in Globalstar,
  L.P. ................................................   10,701                 20,385
Dividend income on Globalstar, L.P. redeemable
  preferred partnership interests......................    7,771      9,940      15,280    14,690
Interest expense on convertible preferred
  equivalent obligations...............................               2,510                 2,510
                                                         -------    -------    --------   -------
Net loss...............................................   86,741      8,347     171,118    19,295
Preferred dividends on convertible redeemable preferred
  stock................................................    7,771      7,430      15,280    12,180
                                                         -------    -------    --------   -------
Net loss applicable to common shareholders.............  $94,512    $15,777    $186,398   $31,475
                                                         =======    =======    ========   =======
Net loss per share -- basic and diluted................  $  0.98    $  0.19    $   1.95   $  0.38
                                                         =======    =======    ========   =======
Weighted average shares outstanding -- basic and
  diluted..............................................   96,911     82,024      95,557    82,021
                                                         =======    =======    ========   =======

                  See notes to condensed financial statements.

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
Operating activities:
  Net loss..................................................  $(171,118)   $ (19,295)
  Equity in net loss applicable to ordinary partnership
     interests of Globalstar, L.P. .........................    166,013       31,475
  Amortization of excess carrying value in Globalstar,
     L.P. ..................................................     20,385
  Accretion to redemption value of redeemable preferred
     partnership interests..................................                    (210)
  Dividends accrued on redeemable preferred partnership
     interests..............................................                  (3,500)
                                                              ---------    ---------
  Net cash provided by operating activities.................     15,280        8,470
                                                              ---------    ---------
Investing activities:
  Purchase of ordinary partnership interests in Globalstar,
     L.P. ..................................................   (270,367)         (45)
  Purchase of 8% redeemable preferred partnership interests
     in Globalstar, L.P.....................................                (339,775)
                                                              ---------    ---------
  Net cash used in investing activities.....................   (270,367)    (339,820)
                                                              ---------    ---------
Financing activities:
  Net proceeds from issuance of common stock upon exercise
     of options and warrants................................      1,896           45
  Net proceeds from sale of common stock....................    268,471
  Proceeds from issuance of 8% Series A convertible
     redeemable preferred stock.............................                 339,775
  Payment of preferred stock dividends......................    (15,280)      (8,470)
                                                              ---------    ---------
  Net cash provided by financing activities.................    255,087      331,350
                                                              ---------    ---------
Net increase (decrease) in cash and cash equivalents........
Cash and cash equivalents, beginning of period..............
                                                              ---------    ---------
Cash and cash equivalents, end of period....................  $      --    $      --
                                                              =========    =========
Noncash transactions:
  Change in fair value of stock compensation for the benefit
     of Globalstar..........................................  $ (17,953)   $
                                                              =========    =========

                  See notes to condensed financial statements.

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared by Globalstar Telecommunications Limited ("GTL" or the "Company") pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of GTL, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position, results of operations and cash flows as of and for the periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to SEC rules. GTL believes that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the three and six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with GTL's audited financial statements and notes thereto included in the latest Annual Report on Form 10-K for GTL and Globalstar, L.P. ("Globalstar").

2. ORGANIZATION AND BUSINESS

     GTL's sole business is acting as a general partner of Globalstar. In the first quarter of 2000, Globalstar commenced commercial operations and began the transition from a development stage entity to an operating entity. In 2000, Globalstar operations will focus on operating the Globalstar System and the provisioning of global wireless telecommunications services.

     Globalstar commenced commercial service in the first quarter of 2000, and subscriber revenues to date have been lower than originally anticipated. If Globalstar fails to rapidly and significantly improve its market penetration rates and revenues, it will be unable to fund its operating costs or service its debt, unless additional financing can be obtained, as to which there can be no assurance. If Globalstar is unable to obtain sufficient funds to pay for its debt service, Globalstar will be in default under its debt facilities.

     As of June 30, 2000, GTL held 38.7% of the outstanding ordinary partnership interests, 100% of the outstanding 8% convertible redeemable preferred partnership interests (the "8% RPPIs") and 100% of the outstanding 9% convertible redeemable preferred partnership interests (the "9% RPPIs") of Globalstar. GTL accounts for its investment in Globalstar on the equity method, recognizing its allocated share of net losses in the period incurred based on the ordinary partnership interests it owns.

     GTL's equity securities and convertible securities are represented by equivalent Globalstar partnership interests on an approximate four-for-one basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Earnings Per Share

     Due to GTL's net losses for the three and six months ended June 30, 2000 and 1999, diluted weighted average common shares outstanding excludes: (i) the weighted average effect of the assumed conversion of GTL's 8% Series A convertible redeemable preferred stock (the "8% Preferred Stock") into 9.5 million and 15.1 million common shares for the three months ended June 30, 2000 and 1999, respectively, and into 9.5 million and 13.4 million common shares for the six months ended June 30, 2000 and 1999, respectively; (ii) the assumed conversion of GTL's 9% Series B convertible redeemable preferred stock (the "9% Preferred Stock") into 5.8 million common shares for both the three and six months ended June 30, 2000; and (iii) the assumed exercise of outstanding options and warrants, using the treasury stock method, into 9.1 million and 6.7 million common shares for the three months ended June 30, 2000 and 1999, respectively, and into 8.9 million and 6.4 million common shares for the six months ended June 30, 2000 and 1999, respectively as their effect would have been anti-dilutive. Accordingly, basic and diluted net loss per share is based on the net

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) loss applicable to common shareholders' and the weighted average common shares outstanding for the three and six months ended June 30, 2000 and 1999, respectively.

  Investment in Globalstar, L.P.

     GTL's investment in Globalstar includes the excess carrying value over GTL's interest in Globalstar's total partners' capital. Such excess totaled $855 million at June 30, 2000, including an increase of $243 million during the first quarter of 2000, resulting primarily from the additional investment in Globalstar's ordinary partnership interests discussed in Note 4. In connection with Globalstar's commencement of commercial operations, GTL began amortizing this excess in January 2000 over a period of 20 years. Accumulated amortization as of June 30, 2000 was $20.4 million.

  Comprehensive Loss

     During the periods presented, GTL had no changes in equity from transactions or other events and circumstances from non-owner sources. Accordingly, a statement of comprehensive loss has not been provided.

4. SHAREHOLDERS' EQUITY

     On February 1, 2000, GTL sold 8,050,000 shares of common stock in a public offering under its shelf registration statement. The sale yielded net proceeds of approximately $268.5 million to the Company. GTL used the proceeds to purchase 1,987,654 ordinary partnership interests in Globalstar. Globalstar is using the proceeds for general corporate purposes which may include the acceleration of Globalstar's roll-out through increased support of service provider marketing activities and the funding of promotional discounts, the development of new features, or potential repayment of debt.

5. GLOBALSTAR CREDIT FACILITIES

  $250 Million Credit Agreement

     On June 30, 2000, Globalstar's $250 million credit facility with The Chase Manhattan Bank became due, and was thereupon repaid in full by its guarantors, including Lockheed Martin Corporation ("Lockheed Martin"), Qualcomm, DASA and SS/L, who had previously received warrants for GTL common stock in consideration of their guarantee. Pursuant to the relevant agreements entered into in 1996, Globalstar issued three-year notes in the amounts of $206.3 million, $21.9 million, $11.7 million and $10.1 million to Lockheed Martin, Qualcomm, SS/L and DASA, respectively, in satisfaction of their subrogation rights. The notes are due on June 30, 2003 and bear interest, on a deferred basis, at a rate of LIBOR plus 3%.

     On June 30, 2000, Loral Space & Communications Ltd. ("Loral") paid $56.3 million on a net basis to Lockheed Martin in satisfaction of its obligation to indemnify Lockheed Martin for liability in excess of $150 million under Lockheed Martin's guarantee of Globalstar's $250 million credit facility. Accordingly, Loral is entitled to receive notes in respect thereof.

     Lockheed Martin, however, has rejected the notes it received and is instead asking Globalstar to issue new securities with additional rights and enhanced value, without waiving its claim that it is entitled to receive an immediate cash reimbursement by Globalstar of its $150 million payment to the bank lenders. Globalstar disputes Lockheed Martin's interpretation of the relevant agreements, but is, nonetheless, in discussions with Lockheed Martin to resolve the dispute.

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     If the dispute is not resolved, Globalstar cannot be sure that if the matter were litigated the court would agree with Globalstar's interpretation of the agreements. Moreover, if as a result of this dispute, a holder of Globalstar public bonds claimed a cross default under the applicable indentures, and a court ruled against Globalstar, the maturity date of the bonds would be accelerated. Management believes, however, that a court would agree with Globalstar's interpretation of the relevant agreements.

  $500 Million Credit Agreement

     On August 5, 1999, Globalstar entered into a $500 million credit agreement with a group of banks. The credit agreement provides for a $100 million three-year revolving credit facility ("Revolver"), a $100 million three-year term loan ("Term Loan A") and a $300 million four-year term loan ("Term Loan B"). As of June 30, 2000, all amounts under the $500 million credit agreement were drawn.

     Borrowings under the facilities bear interest, at Globalstar's option, at various rates based on margins over the lead bank's base rate or the London Interbank Offer Rate ("LIBOR") for periods of one to six months. Globalstar pays a commitment fee on the unused portion of the facilities. The credit agreement contains customary financial covenants that commence March 31, 2001, including minimum revenue thresholds, maintenance of consolidated net worth, interest coverage ratios and maximum leverage ratios. In addition, the credit agreement contains customary limitations on indebtedness, liens, contingent obligations, fundamental changes, asset sales, dividends, investments, optional payments and modification of subordinated and other debt instruments and transactions with affiliates.

     One of these covenants would require, among other things, that Globalstar have revenues of $100 million for the 12 month period ended March 31, 2001. Globalstar's revenues for the quarter ended June 30, 2000, the first three months of this period, were $708,000. Unless Globalstar can satisfy this covenant or obtain waivers or amendments from a majority of the bank lenders, Globalstar will be in default under its debt facilities and Globalstar's lenders and bondholders would have the right to accelerate payment of their loans to Globalstar.

                                GLOBALSTAR, L.P.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                  (IN THOUSANDS, EXCEPT PARTNERSHIP INTERESTS)

                                                               JUNE 30,      DECEMBER 31,
                                                                 2000            1999
                                                              -----------    -------------
                                                              (UNAUDITED)       (NOTE)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  414,846      $  127,675
  Restricted cash...........................................      48,640          46,246
  Accounts receivable, net of allowance of $57 at June 30,
    2000....................................................         814
  Production gateways and user terminals....................     165,676         114,980
  Other current assets......................................      10,802           4,001
                                                              ----------      ----------
    Total current assets....................................     640,778         292,902
Property and equipment:
  Globalstar System, net....................................   2,983,049
  Other property and equipment, net.........................       4,722           5,128
                                                              ----------      ----------
                                                               2,987,771           5,128
Globalstar System under construction:
  Space segment.............................................                   2,109,275
  Ground segment............................................      50,679       1,071,914
                                                              ----------      ----------
                                                                  50,679       3,181,189
Additional spare satellites.................................     112,316          53,467
Deferred financing costs....................................     169,444         151,873
Other assets................................................      98,401          96,900
                                                              ----------      ----------
    Total assets............................................  $4,059,389      $3,781,459
                                                              ==========      ==========
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Current portion of debt...................................  $   36,000      $
  Accounts payable..........................................      11,147          10,908
  Payable to affiliates.....................................     144,276         468,536
  Vendor financing liability................................     115,812         137,484
  Accrued expenses..........................................      13,151          20,841
  Accrued interest..........................................      35,193          33,533
                                                              ----------      ----------
         Total current liabilities..........................     355,579         671,302
Deferred revenues...........................................      34,418          25,811
Vendor financing liability, net of current portion..........     643,012         256,311
Deferred interest payable...................................                         595
Revolving credit facility...................................     100,000
Term loans payable..........................................     364,000         400,000
Notes payable...............................................     206,300
Notes payable to affiliates.................................      43,700
Senior notes payable ($1,450,000 aggregate principal
  amount)...................................................   1,403,388       1,399,111
Commitments and contingencies (Notes 4 and 6)
Partners' capital:
  8% Series A convertible redeemable preferred partnership
    interests (4,396,295 interests outstanding, $220 million
    redemption value).......................................     213,393         213,393
  9% Series B convertible redeemable preferred partnership
    interests (2,999,990 and 3,000,000 interests outstanding
    at June 30, 2000 and December 31, 1999, respectively,
    $150 million redemption value)..........................     145,574         145,575
  Ordinary partnership interests (61,861,714 and 59,844,323
    interests outstanding at June 30, 2000 and December 31,
    1999, respectively).....................................     336,410         516,530
  Unearned compensation.....................................      (1,773)        (16,754)
  Warrants..................................................     215,388         169,585
                                                              ----------      ----------
    Total partners' capital.................................     908,992       1,028,329
                                                              ----------      ----------
    Total liabilities and partners' capital.................  $4,059,389      $3,781,459
                                                              ==========      ==========

---------------
NOTE: The December 31, 1999 balance sheet has been derived from audited consolidated financial statements at that date.
           See notes to condensed consolidated financial statements.

                                GLOBALSTAR, L.P.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
        (IN THOUSANDS, EXCEPT PER ORDINARY PARTNERSHIP INTEREST AMOUNTS)
                                  (UNAUDITED)

                                                        THREE MONTHS ENDED    SIX MONTHS ENDED
                                                             JUNE 30,             JUNE 30,
                                                        ------------------   ------------------
                                                          2000      1999       2000      1999
                                                        --------   -------   --------   -------
Gross revenue:
     Service..........................................  $    483   $         $    660   $
     Royalty income...................................       317                  788
                                                        --------   -------   --------   -------
Total gross revenue...................................       800                1,448
     Less, discounts and promotions on service
       revenue........................................       (92)                (131)
                                                        --------   -------   --------   -------
Net revenue...........................................       708                1,317
                                                        --------   -------   --------   -------
Operating expenses:
     Operations.......................................    36,415    26,345     76,065    57,053
     Marketing, general and administrative............    15,237    10,243     31,258    21,671
     Depreciation and amortization....................    80,850       577    161,018     1,122
                                                        --------   -------   --------   -------
       Total operating expenses.......................   132,502    37,165    268,341    79,846
                                                        --------   -------   --------   -------
Operating loss........................................   131,794    37,165    267,024    79,846
Interest income.......................................     3,843     1,762      6,841     4,075
Interest expense......................................    80,994              157,391
                                                        --------   -------   --------   -------
Net loss..............................................   208,945    35,403    417,574    75,771
Preferred distributions on redeemable preferred
  partnership interests...............................     7,771     9,940     15,280    14,690
                                                        --------   -------   --------   -------
Net loss applicable to ordinary partnership
  interests...........................................  $216,716   $45,343   $432,854   $90,461
                                                        ========   =======   ========   =======
Net loss per ordinary partnership interest -- basic
  and diluted.........................................  $   3.50   $  0.78   $   7.04   $  1.55
                                                        ========   =======   ========   =======
Weighted average ordinary partnership interests
  outstanding -- basic and diluted....................    61,862    58,182     61,527    58,181
                                                        ========   =======   ========   =======

           See notes to condensed consolidated financial statements.

                                GLOBALSTAR, L.P.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              ---------------------
                                                                2000         1999
                                                              ---------    --------
Operating activities:
  Net loss..................................................  $(417,574)   $(75,771)
  Deferred revenues.........................................      8,607
  Amortization of unearned compensation.....................     (2,923)        786
  Depreciation and amortization.............................    161,018       1,122
  Non-cash interest.........................................     32,622
  Changes in operating assets and liabilities:
    Accounts receivable.....................................       (814)
    Other current assets....................................     (6,801)        382
    Other assets............................................     (2,523)        (56)
    Accounts payable........................................      4,025      (4,813)
    Payable to affiliates...................................     38,282      27,273
    Accrued expenses........................................     (7,690)       (427)
    Accrued interest and other..............................      1,065
                                                              ---------    --------
      Net cash used in operating activities.................   (192,706)    (51,504)
                                                              ---------    --------
  Investing activities:
    Globalstar System.......................................    (11,133)   (415,482)
    Insurance proceeds from launch failure..................                 28,500
    Payable to affiliates for Globalstar System.............    (25,138)     63,327
    Capitalized interest accrued............................                  3,087
    Accounts payable........................................     (3,786)      4,114
    Vendor financing liability..............................     33,504      32,227
                                                              ---------    --------
    Cash used for Globalstar System.........................     (6,553)   (284,227)
    Advances for production gateways and user terminals.....   (124,203)    (20,427)
    Cash receipts for production gateways and user
     terminals..............................................     73,507      30,623
    Receipt and use of restricted cash......................     (2,394)    (27,415)
    Additional spare satellites, net of vendor financing....    (16,501)     (3,348)
    Purchases of property and equipment.....................       (838)     (1,465)
    Deferred FCC license costs..............................                   (472)
                                                              ---------    --------
      Net cash used in investing activities.................    (76,982)   (306,731)
                                                              ---------    --------
  Financing activities:
    Sale of ordinary partnership interests upon exercise of
     options and warrants...................................      1,896          45
    Sale of ordinary partnership interests..................    268,471
    Sale of 8% Series A convertible redeemable preferred
     partnership interests to GTL...........................                339,775
    Repayment of vendor financing...........................    (48,228)
    Distributions on redeemable preferred partnership
     interests..............................................    (15,280)    (10,980)
    Borrowings under credit facilities......................    350,000
                                                              ---------    --------
      Net cash provided by financing activities.............    556,859     328,840
                                                              ---------    --------
    Net increase (decrease) in cash and cash equivalents....    287,171     (29,395)
    Cash and cash equivalents, beginning of period..........    127,675      56,223
                                                              ---------    --------
    Cash and cash equivalents, end of period................  $ 414,846    $ 26,828
                                                              =========    ========
  Noncash transactions:
    Issuance of notes to guarantors for repayment of
     revolving credit line..................................  $ 250,000
                                                              =========
    Conversion of affiliate payables to vendor financing....  $(387,777)
                                                              =========
    Change in fair value of stock compensation for the
     benefit of Globalstar..................................  $ (17,953)
                                                              =========

           See notes to condensed consolidated financial statements.

                                GLOBALSTAR, L.P.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared by Globalstar, L.P. ("Globalstar") pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of Globalstar, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position, results of operations and cash flows as of and for the periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such SEC rules. Globalstar believes that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the three and six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the full year. These condensed consolidated financial statements should be read in conjunction with Globalstar's audited consolidated financial statements and notes thereto included in the latest Annual Report on Form 10-K for Globalstar Telecommunications Limited ("GTL") and Globalstar.

2. ORGANIZATION AND BUSINESS

     Globalstar, L.P. ("Globalstar"), was founded by Loral Space & Communications Ltd. ("Loral") and QUALCOMM Incorporated ("Qualcomm") to design, construct and operate a worldwide, low-earth orbit ("LEO") satellite-based wireless digital telecommunications system (the "Globalstar System"). As of December 31, 1999, Globalstar's planned principal operations had not commenced and accordingly, Globalstar was a development stage company as defined in Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. In the first quarter of 2000, Globalstar commenced commercial operations and began the transition from a development stage entity to an operating entity. In 2000, Globalstar operations will focus on operating the Globalstar System and the provisioning of global wireless telecommunications services.

     Globalstar commenced commercial service in the first quarter of 2000, and subscriber revenues to date have been lower than originally anticipated. If Globalstar fails to rapidly and significantly improve its market penetration rates and revenues, it will be unable to fund its operating costs or service its debt, unless additional financing can be obtained, as to which there can be no assurance. If Globalstar is unable to obtain sufficient funds to pay for its debt service, Globalstar will be in default under its debt facilities.

     Globalstar operates in one industry segment, global mobile telephone service.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Earnings Per Ordinary Partnership Interest

     Due to Globalstar's net losses for the three and six months ended June 30, 2000 and 1999, diluted weighted average ordinary partnership interests outstanding excludes: (i) the weighted average effect of the assumed conversion of the 8% Series A convertible redeemable preferred partnership interests (the "8% RPPI's") into 2.3 million and 3.8 million ordinary partnership interests for the three months ended June 30, 2000 and 1999, respectively, and into 2.3 million and 3.3 million ordinary partnership interests for the six months ended June 30, 2000 and 1999, respectively; (ii) the assumed conversion of the 9% Series B convertible redeemable preferred partnership interests (the "9% RPPI's") into 1.4 million ordinary partnership interests for both the three and six months ended June 30, 2000; and (iii) the assumed issuance of ordinary partnership interests upon exercise of Globalstar warrants and GTL's outstanding options and warrants, using the treasury stock method, into 9.0 million and 2.6 million ordinary partnership interests for the three months ended June 30, 2000 and 1999, respectively, and into 7.8 million and 2.5 million ordinary partnership interests for the six months ended June 30, 2000 and 1999, respectively as their effect would have been anti-dilutive. Accordingly, basic and diluted net loss per ordinary partnership interest are based on the

                                GLOBALSTAR, L.P.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) net loss applicable to ordinary partnership interests and the weighted average ordinary partnership interests outstanding for the three and six months ended June 30, 2000 and 1999, respectively.

  Property and Equipment

     Property and equipment are stated at historical cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, as follows:

Globalstar System                              Up to periods of 10 years from commencement
                                               of service in the first quarter of 2000
Furniture, fixtures & equipment                3 to 8 years
Leasehold improvements                         Shorter of lease term or the estimated useful
                                               lives of the improvements

  Service Revenue

     Globalstar owns and operates a global telecommunications network designed to serve virtually every populated area of the world by means of a 52-satellite constellation, including four in-orbit spares. Globalstar provides satellite services under agreements with its service providers and recognizes revenue as satellite services are provided. Gross service revenue represents the billable usage at the contracted rate for the respective services provided. Net service revenue reflects Globalstar's service revenue after promotions and discounts provided to service providers. These promotional programs include a 25% discount on mobile usage fees and free minutes, accumulated based on usage, to service providers for the advance purchase of airtime. A number of Globalstar service providers have committed to pre-purchase discount minutes of use, amounting to approximately $23 million in pre-committed gross revenue. Deferred revenue relating to advance purchases of airtime amounted to approximately $8 million as of June 30, 2000.

  Royalty Income

     Royalty income is comprised of royalty payments for Globalstar user terminals sold by user terminal manufacturers. Revenue is recognized as units are shipped by the user terminal manufacturers.

  Research and Development Expense

     Globalstar's research and development costs, which are expensed as incurred, were $1.5 million and $26.3 million for the three months ended June 30, 2000 and 1999, respectively, and $3.2 million and $57.1 million for the six months ended June 30, 2000 and 1999, respectively, and are included in operations expense.

  Comprehensive Loss

     During the periods presented, Globalstar had no changes in ordinary partner's capital from transactions or other events and circumstances from non-owners sources. Accordingly, a statement of comprehensive loss has not been provided.

  Reclassifications

     Certain reclassifications have been made to conform prior period amounts to the current period presentation.

                                GLOBALSTAR, L.P.

4. ADDITIONAL SYSTEM COSTS

     From July 1, 2000 through December 31, 2000, Globalstar expects to spend approximately $161 million for the enhancement of its system software, for the eight spare satellites being constructed by Space Systems/ Loral Inc. ("SS/L"), for development work completed but not paid at June 30, 2000, for repayment of vendor financing and for the net financing provided to Globalstar's service providers to assist in the purchase of gateways, fixed access terminals and handsets (net of expected receipts of $129 million from the service providers as repayment of such financing). In addition, cash interest, preferred dividends and operating costs are estimated to be between $100 million and $125 million per quarter for the remainder of 2000. Globalstar expects that its cash on hand ($463 million at June 30, 2000) and remaining available credit as of June 30, 2000 of approximately $29 million under its vendor financing arrangements, will enable it to end 2000 with a cash surplus in excess of $100 million. Globalstar believes that it will require additional funds to the extent that cash on hand and revenue does not cover its expected cash outflows for 2001. While Globalstar believes it will be able to obtain the additional funds, there can be no assurance, however, that such funds will be available on favorable terms or on a timely basis, if at all.

     Globalstar also has secured from SS/L twelve and eighteen month call up orders for two additional Delta launch vehicles. The total future commitment for these launch vehicles is approximately $82 million plus escalation of 3% per year. If these launch vehicles are not used by the end of 2003, Globalstar will incur a termination charge of approximately $16.0 million.

5. PAYABLES TO AFFILIATES AND VENDOR FINANCING

     Payables and vendor financing due to affiliates is comprised of the following (in thousands):

                                                              JUNE 30,   DECEMBER 31,
                                                                2000         1999
                                                              --------   ------------
SS/L........................................................  $311,425     $346,537
Qualcomm....................................................   574,499      501,647
Other affiliates............................................    17,176       14,147
                                                              --------     --------
                                                               903,100      862,331
Less, current portion.......................................   260,088      606,020
                                                              --------     --------
Long-term portion...........................................  $643,012     $256,311
                                                              ========     ========

     In May 2000, Globalstar finalized $531.1 million of vendor financing arrangements (including $31.1 million of capitalized interest) with Qualcomm that replaced the previous $100 million vendor financing agreement. The vendor financing bears interest at 6%, matures on August 15, 2003 and requires repayment pro rata with the term loans under Globalstar's $500 million credit facility (see Note 6). As of June 30, 2000, $503 million was outstanding under this facility. In connection with this agreement, Qualcomm received warrants to purchase 3,450,000 Globalstar partnership interests at an exercise price of $42.25 per interest. The exercise price was determined by reference to the fair market value of GTL's common stock on the closing date of the vendor financing, based on an approximate one partnership interest for four shares of GTL common stock. Fifty percent of the warrants vested on the closing date. The remaining 50% will vest generally in two equal installments on September 1, 2000 and September 1, 2001. The warrants will expire in 2007. The fair value of such warrants totaled approximately $46.1 million and is being amortized over the term of the vendor financing arrangements. The fair value attributable to the unvested portion of such warrants is subject to adjustment based upon the future value of GTL's common stock.

     Loral has agreed that if the principal amount (excluding capitalized interest of $31.1 million at June 30, 2000) outstanding under the Qualcomm vendor financing facility exceeds the principal amount outstanding

                                GLOBALSTAR, L.P.

5. PAYABLES TO AFFILIATES AND VENDOR FINANCING -- (CONTINUED) under Globalstar's $500 million credit facility, as determined on certain measurement dates, then Loral will guarantee 50% of such excess amount. As a result, Loral's aggregate guarantee liability for debt outstanding under the Qualcomm vendor financing facility and Globalstar's $500 million credit facility will not exceed $500 million.

6. CREDIT FACILITIES

  $250 Million Credit Agreement

     On June 30, 2000, Globalstar's $250 million credit facility with The Chase Manhattan Bank became due, and was thereupon repaid in full by its guarantors, including Lockheed Martin Corporation ("Lockheed Martin"), Qualcomm, DASA and SS/L, who had previously received warrants for GTL common stock in consideration of their guarantee. Pursuant to the relevant agreements entered into in 1996, Globalstar issued three-year notes in the amounts of $206.3 million, $21.9 million, $11.7 million and $10.1 million to Lockheed Martin, Qualcomm, SS/L and DASA, respectively, in satisfaction of their subrogation rights. The notes are due on June 30, 2003 and bear interest, on a deferred basis, at a rate of LIBOR plus 3%, and are presented as notes payable and notes payable to affiliates on the condensed consolidated balance sheet of Globalstar.

     On June 30, 2000, Loral paid $56.3 million on a net basis to Lockheed Martin in satisfaction of its obligation to indemnify Lockheed Martin for liability in excess of $150 million under Lockheed Martin's guarantee of Globalstar's $250 million credit facility. Accordingly, Loral is entitled to receive notes in respect thereof.

     Lockheed Martin, however, has rejected the notes it received and is instead asking Globalstar to issue new securities with additional rights and enhanced value, without waiving its claim that it is entitled to receive an immediate cash reimbursement by Globalstar of its $150 million payment to the bank lenders. Globalstar disputes Lockheed Martin's interpretation of the relevant agreements, but is, nonetheless, in discussions with Lockheed Martin to resolve the dispute.

     If the dispute is not resolved, Globalstar cannot be sure that if the matter were litigated the court would agree with Globalstar's interpretation of the agreements. Moreover, if as a result of this dispute, a holder of Globalstar public bonds claimed a cross default under the applicable indentures, and a court ruled against Globalstar, the maturity date of the bonds would be accelerated. Management believes, however, that a court would agree with Globalstar's interpretation of the relevant agreements.

  $500 Million Credit Agreement

     On August 5, 1999, Globalstar entered into a $500 million credit agreement with a group of banks. The credit agreement provides for a $100 million three-year revolving credit facility ("Revolver"), a $100 million three-year term loan ("Term Loan A") and a $300 million four-year term loan ("Term Loan B"). As of June 30, 2000, all amounts under the $500 million credit agreement were drawn.

     Borrowings under the facilities bear interest, at Globalstar's option, at various rates based on margins over the lead bank's base rate or the London Interbank Offer Rate ("LIBOR") for periods of one to six months. Globalstar pays a commitment fee on the unused portion of the facilities. The credit agreement contains customary financial covenants that commence March 31, 2001, including minimum revenue thresholds, maintenance of consolidated net worth, interest coverage ratios and maximum leverage ratios. In addition, the credit agreement contains customary limitations on indebtedness, liens, contingent obligations, fundamental changes, asset sales, dividends, investments, optional payments and modification of subordinated and other debt instruments and transactions with affiliates.

                                GLOBALSTAR, L.P.

6. CREDIT FACILITIES -- (CONTINUED)
     One of these covenants would require, among other things, that Globalstar have revenues of $100 million for the 12 month period ended March 31, 2001. Globalstar's revenues for the quarter ended June 30, 2000, the first three months of this period, were $708,000. Unless Globalstar can satisfy this covenant or obtain waivers or amendments from a majority of the bank lenders, Globalstar will be in default under its debt facilities and Globalstar's lenders and bondholders would have the right to accelerate payment of their loans to Globalstar.

7. ORDINARY PARTNERS' CAPITAL

     On February 1, 2000, GTL sold 8,050,000 shares of common stock in a public offering under its shelf registration statement. The sale yielded net proceeds of approximately $268.5 million to GTL. GTL used the proceeds to purchase 1,987,654 ordinary partnership interests in Globalstar. Globalstar is using the proceeds for general corporate purposes, which may include the acceleration of Globalstar's roll-out through increased support of service provider marketing activities and the funding of promotional discounts, the development of new features, or potential repayment of debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Globalstar Telecommunications Limited ("GTL" or the "Company") is a holding company that acts as a general partner of Globalstar, L.P. ("Globalstar") and has no other business. A subsidiary of Loral Space & Communications Ltd. ("Loral") serves as the managing general partner of Globalstar. The Company's sole asset is its investment in Globalstar and GTL's results of operations reflect its share of the results of operations of Globalstar on an equity accounting basis. Therefore, matters discussed in this section address the financial condition and results of operations of Globalstar.

     Except for the historical information contained herein, the matters discussed in the following Management's Discussion and Analysis of Financial Condition and Results of Operations are not historical facts, but are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, Globalstar and GTL or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of either Globalstar or GTL. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "may," "will," "would," "could," "should," "anticipates," "estimates," "project," "intend," or "outlook" or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involve risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond Globalstar's or GTL's control. Some of these factors and conditions include: (i) Globalstar has recently commenced commercial service and subscriber demand to date has been lower than expected; (ii) Globalstar must achieve significant revenue quickly in order to meet a financial covenant that will become effective in March 2001 (iii) dependence on service providers to market Globalstar service and implement important parts of its system and on third parties to complete its system; (iv) Globalstar has substantial debt; (v) Globalstar may require additional financing; (vi) satellites may fail prematurely; (vii) severe competition in the telecommunications industry; (viii) Globalstar is subject to regulation and (ix) the outcome of Globalstar's discussion with Lockheed Martin. For a detailed discussion of some of these factors and conditions, please refer to the most recent Report on Form 10-K that Globalstar and GTL filed with the SEC. In addition, Globalstar operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Globalstar's control.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents, including restricted cash, increased from $174 million at December 31, 1999 to $463 million at June 30, 2000. The net increase is primarily the result of the net proceeds from the sale of Globalstar's ordinary partnership interests of $270 million and the net proceeds from borrowings under credit facilities of $350 million, partially offset by the net repayment of vendor financing of $48 million, net cash used in operating activities of $193 million, net expenditures for production gateways and user terminals of $51 million, net distributions on redeemable preferred partnership interests of $15 million, and net expenditures for additional spare satellites of $17 million.

     On June 30, 2000, Globalstar's $250 million credit facility with The Chase Manhattan Bank became due, and was thereupon repaid in full by its guarantors, including Lockheed Martin Corporation ("Lockheed Martin"), Qualcomm, DASA and SS/L, who had previously received warrants for GTL common stock in consideration of their guarantee. Pursuant to the relevant agreements entered into in 1996, Globalstar issued three-year notes in the amounts of $206.3 million, $21.9 million, $11.7 million and $10.1 million to Lockheed Martin, Qualcomm, SS/L and DASA, respectively, in satisfaction of their subrogation rights. The notes are due on June 30, 2003 and bear interest, on a deferred basis, at a rate of LIBOR plus 3%.

     On June 30, 2000, Loral paid $56.3 million on a net basis to Lockheed Martin in satisfaction of its obligation to indemnify Lockheed Martin for liability in excess of $150 million under Lockheed Martin's guarantee of Globalstar's $250 million credit facility. Accordingly, Loral is entitled to receive notes in respect thereof.

     Lockheed Martin, however, has rejected the notes it received and is instead asking Globalstar to issue new securities with additional rights and enhanced value, without waiving its claim that it is entitled to receive an immediate cash reimbursement by Globalstar of its $150 million payment to the bank lenders. Globalstar disputes Lockheed Martin's interpretation of the relevant agreements, but is, nonetheless, in discussions with Lockheed Martin to resolve the dispute.

     If the dispute is not resolved, Globalstar cannot be sure that if the matter were litigated the court would agree with Globalstar's interpretation of the agreements. Moreover, if as a result of this dispute, a holder of Globalstar public bonds claimed a cross default under the applicable indentures, and a court ruled against Globalstar, the maturity date of the bonds would be accelerated. Management believes, however, that a court would agree with Globalstar's interpretation of the relevant agreements.

     As of June 30, 2000, all 52 Globalstar satellites, including four in-orbit spares, have been launched and are being used to test system functionality, to support service provider friendly user trials, and to provide commercial service. Globalstar has secured from SS/L twelve and eighteen month call up orders for two additional Delta launch vehicles in the event additional spare satellites are required. The total future commitment for these launch vehicles is approximately $82 million plus escalation of 3% per year. If these launch vehicles are not used by year end 2003, Globalstar will incur a termination charge of approximately $16 million.

     From July 1, 2000 through December 31, 2000, Globalstar expects to spend approximately $161 million, for the enhancement of its system software, for the eight spare satellites being constructed by SS/L, for development work completed but not paid at June 30, 2000, for repayment of vendor financing and for the net financing provided to Globalstar's service providers to assist in the purchase of gateways, fixed access terminals and handsets (net of expected receipts of $129 million from the service providers as repayment of such financing). In addition, cash interest, preferred dividends and operating costs are estimated to be between $100 million and $125 million per quarter for the remainder of 2000. Globalstar expects that its cash on hand ($463 million at June 30, 2000) and remaining available credit as of June 30, 2000 of approximately $29 million under its vendor financing arrangements, will enable it to end 2000 with a cash surplus in excess of $100 million. Globalstar believes that it will require additional funds to the extent that cash on hand and revenue does not cover its expected cash outflows for 2001. While Globalstar believes it will be able to obtain the additional funds, there can be no assurance, however, that such funds will be available on favorable terms or on a timely basis, if at all.

     In May 2000, Globalstar finalized $531.1 million of vendor financing arrangements (including $31.1 million of capitalized interest) with Qualcomm that replaced the previous $100 million vendor financing agreement. The vendor financing bears interest at 6%, matures on August 15, 2003 and requires repayment pro rata with the term loans under Globalstar's $500 million credit facility (see Note 6 to Globalstar's condensed consolidated financial statements). As of June 30, 2000, $503 million was outstanding under this facility. In connection with this agreement, Qualcomm received warrants to purchase 3,450,000 Globalstar partnership interests at an exercise price of $42.25 per interest. The exercise price was determined by reference to the fair market value of GTL's common stock on the closing date of the vendor financing, based on an approximate one partnership interest for four shares of GTL common stock. Fifty percent of the warrants vested on the closing date. The remaining 50% will vest generally in two equal installments on September 1, 2000 and September 1, 2001. The warrants will expire in 2007. The fair value of such warrants totaled approximately $46.1 million and is being amortized over the term of the vendor financing arrangements. The fair value attributable to the unvested portion of such warrants is subject to adjustment based upon the future value of GTL's common stock.

     Loral has agreed that if the principal amount (excluding capitalized interest of $31.1 million at June 30, 2000) outstanding under the Qualcomm vendor financing facility exceeds the principal amount outstanding under Globalstar's $500 million credit facility, as determined on certain measurement dates, then Loral will guarantee 50% of such excess amount. As a result, Loral's aggregate guarantee liability for debt outstanding under the Qualcomm vendor financing and Globalstar's credit facility will not exceed $500 million.

     In February 2000, GTL sold 8,050,000 shares of its common stock to the public under a shelf registration statement. GTL used the net proceeds from the offering of approximately $268.5 million to purchase 1,987,654 ordinary partnership interests in Globalstar. Globalstar intends to use the offering proceeds for general corporate purposes, which may include the acceleration of Globalstar's roll-out through increased support for service provider marketing activities and the funding of promotional discounts; development of new service features; and possible repayment of debt.

     Globalstar's $500 million credit facility contains various financial condition covenants, one which would require, among other things, that Globalstar have revenues of $100 million for the 12 month period ended March 31, 2001. Globalstar's revenues for the quarter ended June 30, 2000, the first three months of this period, were $708,000. Unless Globalstar can satisfy this covenant or obtain waivers or amendments from a majority of the bank lenders, Globalstar will be in default under its debt facilities and Globalstar's lenders and bondholders would have the right to accelerate payment of their loans to Globalstar.

RESULTS OF OPERATIONS

     Effective January 1, 2000, Globalstar commenced commercial operations and as of June 30, 2000, 39 countries were in full service, served by 17 gateways. For the three months ended June 30, 2000, Globalstar recorded 1,137,000 minutes of billable service, more than double the usage in the first quarter. For the six months ended June 30, 2000, Globalstar recorded 1,687,000 minutes of billable service.

     For the six months ended June 30, 2000, Globalstar recognized gross service revenue of $660,000, royalty income of $788,000 relating to Globalstar user terminals sold by user terminal manufacturers, offset by promotions and discounts of $131,000 on service revenue, resulting in net revenue of $1,317,000. For the three months ended June 30, 2000, Globalstar recognized gross service revenue of $483,000, royalty income of $317,000, offset by promotions and discounts of $92,000 on service revenue, resulting in net revenue of $708,000. Globalstar has offered promotional programs to its service providers, including a 25% discount on mobile usage fees and free minutes for the advance purchase of airtime. A number of Globalstar service providers have committed to pre-purchase discount minutes of use, amounting to approximately $23 million in pre-committed gross revenue. Deferred revenue relating to such advance purchases amounted to approximately $8 million as of June 30, 2000.

     Operating Expenses. Operations costs increased to $76 million for the six months ended June 30, 2000 from $57 million for the six months ended June 30, 1999 and increased to $36 million for the three months ended June 30, 2000 from $26 million for the three months ended June 30, 1999. The increase is primarily the result of increased costs associated with Globalstar system integration and testing and gateway maintenance.

     Marketing, general and administrative costs increased to $31 million for the six months ended June 30, 2000 from $22 million for the six months ended June 30, 1999 and increased to $15 million for the three months ended June 30, 2000 from $10 million for the three months ended June 30, 1999. The increase is primarily the result of increased advertising and marketing costs associated with Globalstar commencing service.

     Depreciation and amortization increased to $161 million for the six months ended June 30, 2000 from $1 million for the six months ended June 30, 1999 and increased to $81 million for the three months ended June 30, 2000 from $0.6 million for the three months ended June 30, 1999. The increase is the result of Globalstar commencing service and starting to depreciate the Globalstar System in 2000.

     Interest income increased to $7 million for the six months ended June 30, 2000 from $4 million for the six months ended June 30, 1999 and increased to $4 million for the three months ended June 30, 2000 from $2 million for the three months ended June 30, 1999. The increase is the result of higher average cash balances available for investment during 2000, and to a lesser extent, higher interest rates.

     Interest expense increased to $157 million for the six months ended June 30, 2000 and increased to $81 million for the three months ended June 30, 2000 as compared to no interest expense in 1999. The increase is the result of Globalstar commencing service and starting to expense interest which was previously capitalized to the Globalstar system under construction.

     As a result of the above, the net loss applicable to ordinary partnership interests increased to $433 million for the six months ended June 30, 2000 from $90 million for the six months ended June 30, 1999 and increased to $217 million for the three months ended June 30, 2000 from $45 million for the three months ended June 30, 1999.

     Income Taxes. Globalstar is organized as a limited partnership. As such, no income tax provision or benefit is included in the accompanying financial statements since U.S. income taxes are the responsibility of its partners. Generally, taxable income or loss, deductions and credits of Globalstar are passed through to its partners.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133 Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Globalstar has not yet determined the impact that the adoption of SFAS 133 will have on its earnings or financial position. Globalstar is required to adopt SFAS 133 on January 1, 2001.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     On May 9, 2000, at GTL's Annual meeting of Shareholders, the following proposals were acted on:

     (1) In an uncontested election, the following individuals were elected to the Board of Directors of GTL. The votes were as follows:

                                                            FOR       WITHHELD
                                                         ----------   --------
Bernard L. Schwartz....................................  86,480,798   628,161
Michael P. DeBlasio....................................  86,526,624   582,335
Douglas G Dwyre........................................  86,494,029   614,930
Sir Ronald Grierson....................................  86,484,808   624,151
Robert B. Hodes........................................  86,423,922   685,037
E. John Peett..........................................  86,524,196   584,763
Michael B. Targoff.....................................  86,484,937   624,022
A. Robert Towbin.......................................  86,443,311   665,648
Eric J. Zahler.........................................  86,513,092   595,867

     (2) The proposal to amend GTL's 1994 Stock Option Plan to increase the number of common shares, $1.00 par value, available for issuance from 5,000,000 to 10,000,000, was approved. The votes were as follows:

For.........................................................  36,282,451
Against.....................................................   3,875,809
Broker non-votes............................................  46,457,020
Abstentions.................................................     493,679

     (3) The proposal to ratify the appointment of Deloitte & Touche LLP as independent auditors for the year ending December 31, 2000 was approved. The votes were as follows:

For.........................................................  86,526,906
Against.....................................................     370,251
Abstentions.................................................     211,802

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits

     The following exhibits are filed as part of this report:

        Exhibit 12  -- Statement Regarding Computation of Ratios

        Exhibit 27.1 -- Financial Data Schedules

        Exhibit 27.2 -- Financial Data Schedules

        Exhibit 99.1 -- Financial Statements for Loral Qualcomm Satellite
                        Services, L.P.

        Exhibit 99.2 -- Financial Statements for Globalstar Capital Corporation

     (b) Reports on Form 8-K

          None

                                   SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.

                                          GLOBALSTAR TELECOMMUNICATIONS
                                            LIMITED
                                          Registrant

                                          /s/ RICHARD J. TOWNSEND
                                          --------------------------------------
                                          Richard J. Townsend
                                          Vice President and Chief Financial
                                          Officer
                                          (Principal Financial Officer)
                                          and Registrant's Authorized Officer

                                          GLOBALSTAR, L.P.

                                          /s/ DANIEL P. MCENTEE
                                          --------------------------------------
                                          Daniel P. McEntee
                                          Vice President and Chief Financial
                                          Officer
                                          (Principal Financial Officer)
                                          and Registrant's Authorized Officer

Date: August 11, 2000

             ------------------------------------------------------
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YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE
IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY SHARES OF OUR COMMON STOCK IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF OUR COMMON STOCK.

                          ---------------------------

                               TABLE OF CONTENTS

                          ---------------------------

                                            PAGE
                                            ----
Prospectus Supplement Summary.............   S-1
The Offering..............................   S-4
Risk Factors..............................   S-5
Forward-Looking Statements................   S-9
Use of Proceeds...........................   S-9
Price Range of Common Stock...............  S-10
Capitalization............................  S-11
Taxation..................................  S-12
Plan of Distribution......................  S-16
Legal Matters.............................  S-17
Where you can find more information.......  S-17
Base Prospectus
Quarterly Report on Form 10-Q for the
  Quarter Ended June 30, 2000

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                                  $105,000,000

                               [GLOBALSTAR LOGO]
                                   GLOBALSTAR

                               TELECOMMUNICATIONS
                                    LIMITED
                                  COMMON STOCK
                   ------------------------------------------

                             PROSPECTUS SUPPLEMENT
                   ------------------------------------------
                            BEAR, STEARNS & CO. INC.

                               SEPTEMBER 18, 2000

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